

InfoTech USA INC

2004 Annual Report

(with notice of annual meeting and proxy statement)



To our Stockholders:

Dear stockholder,

InfoTech is ready for 2005. By the end of 2004, information technology, or IT, spending markedly increased and signs of renewed customer confidence were evident throughout the industry. Last year we continued to focus on upgrading our technical services organization by implementing several new service offerings that we believe will provide recurring business from our customers. Also, in November 2004, we hired a Vice President of Technology.

We strengthened our partnerships with solution-focused vendors who bring storage and networking expertise, as well as with vendors supporting other high-end solutions such as Citrix and VM Ware. This strategy greatly elevated our IT capability in 2004. By reinforcing these partnerships, we leveraged their strengths and enhanced our solution offerings to our customers and expect to continue to do so in 2005.

Server consolidation is a growing market that we entered in 2004 by offering our customers VM Ware solutions. This authorization allows us to better address old server technologies and implement server consolidation projects that take advantage of mainframe technology in an Intel microcomputer environment. Storage Area Networks, or SANs, are also one of the fastest growing segments in our industry. Last year we implemented several new installations and have upgraded previously installed customer's SANs.

Also in 2004, our continued focus in healthcare enabled us to assist several organizations with the design and manufacture of medical carts for a variety of hospital applications, including nursing or operating room applications. For the fourth consecutive year we were awarded the New York City Police Department maintenance agreement, and we implemented many enterprise solutions.

Our goals for 2005 are to:

- Grow profitability within our installed customer base;
- Continue to expand our customer base;
- Increase sales in the enterprise solutions arena; and
- Continue to enhance our service offerings.

We expect to continue to invest in maintaining and adding new sales and technical certification programs that are recognized by our partners as best in class. We value the trust that our customers and partners have put in us and strive to build upon it daily.

I want to thank our stockholders for your continued support and our management team and employees for their dedication and continued focus on delivering customer value.

Sincerely,

S. F. P.

Sebastian F. Pérez
January 2005



Board of Directors

Jeffrey S. Cobb (2, 4)
Chief Operating Officer,
IT – Resource Solutions, Inc.

Charles L. Doherty (1, 2, 4)
Pro Bono Financial Consultant

Kevin J. McLaughlin (1, 3, 5)
President and Chief Operating Officer,
Applied Digital Solutions, Inc.

J. Robert Patterson (3)
Vice President, Chief Financial Officer
and Treasurer, InfoTech USA, Inc.

1 Executive Committee
2 Audit Committee
3 Nominating Committee
4 Compensation Committee
5 Chairman of the Board

Corporate Officers

Sebastian F. Perez
Chief Operating Officer and Acting
President and Chief Executive Officer

J. Robert Patterson
Vice President, Chief Financial Officer
and Treasurer

Kevin J. McLaughlin
Corporate Secretary



7 Kingsbridge Road, Fairfield, New Jersey 07004

January 21, 2005

Dear Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders of InfoTech USA, Inc. to be held at our principal executive offices, 7 Kingsbridge Road, Fairfield, New Jersey 07004 on March 11, 2005, at 10:00 a.m. Eastern Time. The formal notice of the meeting, the proxy statement and a proxy card accompany this letter. Our Annual Report on Form 10-K for the year ended September 30, 2004, as filed with the Securities and Exchange Commission, is also enclosed.

I hope that you will be present at the meeting. Whether or not you plan to attend, please cast your vote on the Internet or by telephone or by marking, signing, dating and promptly returning the enclosed proxy card in the postage-paid envelope provided. The prompt execution of your proxy will be greatly appreciated.

Sincerely yours,

S.F. P

Sebastian F. Perez
Acting President and Chief Executive Officer



7 Kingsbridge Road, Fairfield, New Jersey 07004

Notice of the Annual Meeting of Stockholders
to be held on March 11, 2005

To the stockholders of InfoTech USA, Inc.:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of InfoTech USA, Inc. will be held on March 11, 2005, at 10:00 a.m. Eastern Time, at 7 Kingsbridge Road, Fairfield, New Jersey 07004, for the following purposes:

1. To elect one director and to ratify the appointment of another director;
2. To ratify the selection of J. H. Cohn LLP as our Independent Registered Public Accounting Firm; and
3. To transact such other business as may properly come before the meeting or any adjournments or postponements thereof.

If you were a stockholder of record at the close of business on January 19, 2005, the record date for the meeting, you may vote on these matters.

It is important that your shares be represented and voted at the meeting. Whether you plan to attend the meeting or not, we encourage you to vote in one of the following ways:

- USE THE INTERNET WEBSITE shown on the proxy card;
- USE THE TOLL-FREE TELEPHONE NUMBER shown on the proxy card; or
- MARK, SIGN, DATE and PROMPTLY RETURN the proxy card in the postage-paid envelope provided.

If you attend the meeting and prefer to vote in person, you may do so even if you have previously voted by proxy.

By Order of the Board of Directors

Kevin H. McLaughlin
Secretary

Fairfield, New Jersey
January 21, 2005



7 Kingsbridge Road, Fairfield, New Jersey 07004

Proxy Statement

PROXY STATEMENT FOR THE
2005 ANNUAL MEETING OF STOCKHOLDERS
OF INFOTECH USA, INC.

Information About The Annual Meeting

Why am I receiving these proxy materials?

The Board of Directors of InfoTech USA, Inc. is soliciting proxies to be voted at the 2005 annual meeting. This proxy statement includes information about the issues to be voted upon at the meeting. We began mailing these proxy materials to stockholders on or about February 4, 2005.

Where and when is the meeting?

The meeting will take place on March 11, 2005 at our principal executive offices, located at 7 Kingsbridge Road, Fairfield, New Jersey 07004. The meeting will begin at 10:00 a.m. Eastern Time.

What am I voting on?

We are asking our stockholders to elect one director and ratify the appointment of another director and to ratify the selection of J. H. Cohn LLP as our Independent Registered Public Accounting Firm.

Who can vote?

Record holders of our common stock on January 19, 2005, the record date for the meeting, may vote at the meeting. On the record date, there were 4,895,998 shares of our common stock outstanding. We will make available a list of holders of record of our common stock as of the close of business on January 19, 2005, for inspection during normal business hours at our offices for ten business days prior to the meeting. This list will also be available at the meeting.

How many votes do I have?

You have one vote for each share of our common stock that you owned at the close of business on January 19, 2005, the record date. These shares include:

- Shares held directly in your name as the "stockholder of record," and
- Shares held for you as the beneficial owner through a broker, bank or other nominee in "street name."

What constitutes a quorum?

A majority of the shares of our common stock entitled to vote at the meeting represented in person or by proxy constitutes a quorum.

If I am a stockholder of record, how can I vote my shares?

If you are a stockholder of record, you may vote your shares in any one of the following ways:

- Vote by Internet. Refer to the instructions on your proxy card. Internet voting is available 24 hours a day until through the day before the meeting. If you vote via the Internet, you do not need to return your proxy card.
- Vote by telephone. Refer to the instructions on your proxy card. Telephone voting is available 24 hours a day until through the day before the meeting. If you vote by telephone, you do not need to return your proxy card.
- Vote by mail. Mark your proxy card, sign, date and return it in the postage-paid envelope provided.
- Attend the annual meeting and cast your vote there.

If I hold shares in street name, how can I vote my shares?

If your shares of our common stock are held in the name of a broker, bank or other nominee in "street name," follow the voting instructions you receive from your bank, broker or other nominee. If you wish to attend the meeting and vote your shares, you will need to bring an account statement or letter from your bank, broker or other nominee indicating that you were the record holder of shares of our common stock on January 19, 2005, the record date.

How can I change my vote?

You can change your vote in one of the following three ways:

- Send in another proxy or vote again electronically after your original vote;
- Notify ADP Investor Communication Services, Inc., P. O. Box 9079, Farmingdale, New York 11735-9769 in writing before the meeting that you have revoked your proxy; or
- Vote in person at the meeting.

What vote is required to approve each proposal?

If a quorum is represented at the meeting, the following votes are required:

- For the election of one director and the ratification of the appointment of another director, a majority of our shares entitled to vote and present in person or by proxy at the meeting must be voted "FOR" the nominee and the appointee.
- For the ratification of the selection of J. H. Cohn LLP as our Independent Registered Public Accounting Firm, a majority of our shares entitled to vote and present in person or by proxy at the meeting must be voted "FOR" the proposal.
- Generally, a majority of our shares entitled to vote and present in person or by proxy at the meeting must be voted "FOR" such other matter.

How are votes counted?

Shares of our common stock represented by a proxy card marked "withhold" for the nominee or appointee acts as a vote against such nominee or appointee. A proxy card marked "abstain" on a matter will be considered to be represented at the meeting, but not voted for these purposes. If a bank, broker or other nominee indicates on its proxy card that it does not have authority to vote certain shares held in "street name" on a particular proposal, the shares not voted will not have any effect with respect to such proposal. A broker non-vote occurs when a bank, broker or other nominee does not have discretionary voting authority on a proposal, and the beneficial owner has not instructed the broker how to vote on such proposal.

If you vote by proxy, the persons named on your proxy card will vote your shares in the manner you indicate. You may specify whether your shares should be voted for the nominee or the appointee or for the selection of J. H. Cohn LLP or any other proposals properly brought before the meeting. If you vote by Internet or telephone and choose to vote with the recommendation of the Board of Directors, or if you vote by mail, sign your proxy card but do not indicate specific choices, your shares will be voted "FOR" the election and appointment of the directors and "FOR" the selection of J. H. Cohn LLP. If any other matter is properly brought before the meeting, the persons named on your proxy card will vote in accordance with their best judgment. At the time this proxy statement was printed, we knew of no matter that is required to be acted on at the meeting other than those discussed in this proxy statement.

How does the Board of Directors recommend that I vote for each proposal?

The Board of Directors recommends that you vote "FOR" each proposal.

What are the costs of soliciting these proxies?

We are paying the costs of preparing, printing, mailing and otherwise distributing these proxy materials. We have retained ADP Investor Communication Services, Inc. to solicit proxies. ADP Investor Communication Services, Inc. has agreed to perform this service for a fee, which is not expected to exceed $3,000, plus out-of-pocket expenses. A few of our officers and directors may also participate in the solicitation, without additional compensation, by telephone, mail, electronic means or in person. We will reimburse banks, brokerage firms and others for their reasonable expenses in forwarding proxy materials to beneficial owners and obtaining their instructions.

Where can I find the voting results of the meeting?

We will publish the voting results in our Quarterly Report on Form 10-Q for the second quarter of fiscal year 2005, which we will file on or before May 15, 2005. You can obtain a copy of the Form 10-Q by accessing the Securities and Exchange Commission's website via the hyperlink we provide on our website located at www.infotechusa.com, by calling the Securities and Exchange Commission at (800) SEC-0330 for the location of the nearest public reference room or through the EDGAR system at www.sec.gov. Our Internet address is included in these proxy materials as an inactive textual reference only. The information contained on our website is not incorporated by reference into these proxy materials and should not be considered part of these materials.

How can I reduce the number of copies of proxy materials delivered to my household?

The Securities and Exchange Commission has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for annual reports and proxy statements with respect to two or more stockholders sharing the same address by delivering a single annual report and/or proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially provides extra convenience for stockholders and cost savings for companies. We and some brokers household annual reports and proxy statements, delivering a single annual report and/or proxy statement to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders.

Once you have received notice that materials will be householded to your address, householding will continue until you are notified otherwise or until you revoke your consent. You may request to receive at any time a separate copy of our annual report or proxy statement by sending a written request to J. Robert Patterson, Vice President, Chief Financial Officer and Treasurer, InfoTech USA, Inc., 7 Kingsbridge Road, Fairfield, New Jersey 07004.

If, at any time, you no longer wish to participate in householding and would prefer to receive a separate annual report and/or proxy statement in the future, please notify your broker if your shares are held in a brokerage account or us if you hold registered shares. You can notify us by sending a written request to J. Robert Patterson, Vice President, Chief Financial Officer and Treasurer, InfoTech USA, Inc., 7 Kingsbridge Road, Fairfield, New Jersey 07004.

Election of Director and Ratification of Appointment of Director (Proxy Item No. 1)

Board of Directors

Our certificate of incorporation provides that our Board of Directors shall be divided into three classes, which each class consisting, as nearly as possible, of one-third of the total number of directors constituting our entire board. Our bylaws provide that our Board of Directors shall consist of five members. Currently, our Board of Directors consists of four members with two members in one class and one member in each of the other two classes. Directors for each class are elected at the annual meeting held in the year in which the term for their class expires. Mr. McLaughlin is the only member in the class whose term expires at the 2005 annual meeting.

On March 19, 2004, the Board of Directors elected Jeffrey S. Cobb as a director. The Board of Directors assigned Mr. Cobb to the class of directors with terms expiring 2007. In January 2004, Messrs. McLaughlin and Doherty discussed the need to fill the existing vacancies on the Board of Directors with candidates who are independent of Applied Digital Solutions, Inc., our majority stockholder, and who are familiar with us and have experience in our industry. Mr. McLaughlin suggested Mr. Cobb as a potential candidate who had the characteristics desired by the Board of Directors. Mr. McLaughlin contacted Mr. Cobb to initiate a discussion about joining the Board of Directors. On January 27, 2004, the Nominating Committee reviewed Mr. Cobb's qualifications and his responses to a questionnaire. Each member of the Nominating Committee was afforded the opportunity to contact Mr. Cobb prior to the meeting. The Nominating Committee agreed to nominate Mr. Cobb and to recommend that the Board of Directors appoint him to serve on the Board of Directors.

The nominee and the appointee have agreed to serve, and the Board of Directors does not contemplate that the nominee or the appointee will be unable to serve. However, if the nominee or the appointee becomes unable to serve before the meeting, your proxy card will be voted for a person that the Board of Directors nominates in such person's place, unless you have withheld authority to vote for the nominee and the appointee. As of January 18, 2005, we had one vacancy on the Board of Directors which had not been filled. Our Nominating Committee is currently considering other candidates to fill this vacancy. Proxies may not be voted for a greater number of persons than those identified below.

Other directors are not up for election this year and will continue in office for the remainder of terms or until their death, resignation or removal.

The following table sets forth certain biographical information with respect to Mr. McLaughlin and Mr. Cobb and the other directors continuing in office. Directors' ages are as of January 18, 2005.

Jeffrey S. Cobb – *appointee to be ratified at this meeting for a term expiring 2007*

Age:	43
Director since:	March 2004
Principal occupation/recent business experience:	Mr. Cobb is the Chief Operating Offier of IT – Resource Solutions, Inc. Prior to April 2004, Mr. Cobb was the Executive Vice President and Chief Operating Officer of SCB Computer Technology Inc. From 1998 to 2002, Mr. Cobb served as Executive Vice President and Chief Operating Officer of Professional Services of SCB Computer Technology Inc. Prior to that, Mr. Cobb worked at SCB Computer Technology Inc. as Executive Vice President of Operations from 1995 to 1998, as Senior Vice President of Operations and Administration from 1992 to 1995, and from 1989 to 1992 held other management positions at SCB Computer Technology Inc. Prior to 1989, Mr. Cobb held various sales and marketing positions at CYBEX and Eastern States Bankcard Association. Mr. Cobb earned his Bachelor of Science in Marketing Management from Jacksonville University.

Charles L. Doherty – *continuing in office – term expiring 2006*

Age:	70
Director since:	January 2001
Principal occupation/recent business experience:	Mr. Doherty works pro bono as a financial consultant to a variety of non-profit organizations. From 1988 to 1995, Mr. Doherty was Executive Vice President of Finance and Administration to Granada North America. Prior to that, Mr. Doherty served as a financial executive of entities subsequently acquired by Granada. Mr. Doherty earned his Bachelor of Science in Accounting and Masters of Business Administration in Finance degrees from Boston College.

Kevin H. McLaughlin – *standing for election at this meeting for a term expiring 2008*

Age:	62
Director since:	April 2002
Principal occupation/recent business experience:	Mr. McLaughlin has been the President and Chief Operating Officer of Applied Digital Solutions, Inc., our majority stockholder, since May 2003. From April 2002 to March 2003, Mr. McLaughlin served as our Chief Executive Officer. Previously, Mr. McLaughlin served as Chief Executive Officer of Computer Equity Corporation, a subsidiary of Applied Digital Solutions, Inc., our majority stockholder. Prior to that, Mr. McLaughlin served as Vice President of Sales of Applied Digital Solutions, Inc. Mr. McLaughlin served as the Vice President of Sales for SCB Computer Technology, Inc., a nationwide information technology consulting company from 1995 to 2000.

J. Robert Patterson – *continuing in office – term expiring 2006*

Age:	47
Director since:	April 2003
Principal occupation/recent business experience:	Mr. Patterson has been our Vice President, Chief Financial Officer and Treasurer since December 2000. Prior to that, Mr. Patterson served as Vice President of Finance for the Network division of Applied Digital Solutions, Inc. Mr. Patterson has served as Controller of our subsidiary, InfoTech USA, Inc., since 1990. Mr. Patterson earned a Bachelor of Arts in Business Management degree from Western State College.

The Board of Directors recommends a vote "FOR" the election of Mr. McLaughlin and "FOR" the ratification of the appointment of Mr. Cobb. As of the record date, Applied Digital Solutions, Inc. held an aggregate of 2,570,000 shares of our common stock, representing approximately 52.5% of the outstanding shares. Applied Digital Solutions, Inc. has indicated that it intends to vote in favor of the election of Mr. McLaughlin and the ratification of the appointment of Mr. Cobb.

Directorships

Mr. McLaughlin is a director of Digital Angel Corporation. No other director holds directorships in any other company that has a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934 or that is subject to the requirements of Section 15(d) of the Securities Exchange Act of 1934 or any company registered as an investment company under the Investment Company Act of 1940.

Board Committees and Meetings

At least annually and generally at the time of discussing executive compensation, the non-management directors meet without the presence of management. The independent directors meet without the presence of management and any non-independent directors at least one time each year. When the Board of Directors meets without management, Mr. McLaughlin, our Chairman of the Board, or the chairman of the committee then in session, acts as the presiding director. When the Board of Directors meets without management and any non-independent directors, Mr. Doherty, or the chairman of the committee then in session, acts as the presiding director.

The Board of Directors has appointed an Executive Committee, an Audit Committee, a Nominating Committee and a Compensation Committee. Below is a table indicating the membership of each of the Executive Committee, the Audit Committee, the Nominating Committee and the Compensation Committee and how many times the Board of Directors and each such committee met and/or acted by written consent during fiscal year 2004. During fiscal year 2004, all directors attended at least 75% of the total number of meetings of the Board of Directors and of the committees on which he serves.

	Board	Executive	Audit	Nominating	Compensation
Mr. Cobb	Member		Member		Member
Mr. Doherty	Member	Chair	Chair		Chair
Mr. McLaughlin	Chair	Member		Chair	
Mr. Patterson	Member			Member	
Number of 2004 meetings	9	1	4	1	1

We do not require the directors to attend the annual meeting. Nevertheless, all directors attended the 2004 annual meeting of stockholders, except Mr. Cobb who was not a director at the time.

Stockholders or other parties interested in communicating directly with an individual director or with the non-management directors as a group may do so by writing to the individual director or group, c/o Kevin H. McLaughlin, 1690 Congress Ave., Suite 200, Delray Beach, Florida 33445. The Board of Directors has directed that Mr. McLaughlin forward stockholder communications to the Chairman of the Board and any other director to whom the communications are directed. In order to facilitate an efficient and reliable means for directors to receive all legitimate communications directed to them regarding our governance or operations, Mr. McLaughlin will use his discretion to refrain from forwarding the following: sales literature, defamatory material regarding us or our directors, incoherent or inflammatory correspondence, particularly when such correspondence is repetitive and was addressed previously in some manner and other correspondence unrelated to the corporate governance and oversight responsibilities of the Board of Directors.

Executive Committee

The Executive Committee was established by the Board of Directors in January 2001. The Executive Committee possesses all of the powers of the Board of Directors except the power to amend our Certificate of Incorporation or bylaws, approve a merger or sale of all or substantially all of our assets, declare dividends, issue stock or elect directors or fill vacancies on the Board of Directors. The Executive Committee operates under a written charter, adopted by the entire Board of Directors. We have not posted the charter on our website; however, a copy of the charter is available upon written request and without charge by contacting J. Robert Patterson, Vice President, Chief Financial Officer and Treasurer, InfoTech USA, Inc., 7 Kingsbridge Road, Fairfield, New Jersey 07004.

Audit

The Audit Committee's primary responsibilities are to assist the Board of Directors in undertaking and fulfilling its oversight responsibilities with regard to: (i) the integrity of the Company's financial statements, (ii) the Company's compliance with legal and regulatory requirements, (iii) the qualifications and independence of the Company's Independent Registered Public Accounting Firm and (iv) the performance of the Company's Independent Registered Public Accounting Firm. The Audit Committee operates under a written charter, adopted by the entire Board of Directors, a copy of which has been attached as Exhibit A to this proxy statement. The Board of Directors has determined, in its judgment, that the Audit Committee is composed solely of independent directors, as defined in the current Nasdaq listing requirements and Rule 10A-3 of the Securities Exchange Act of 1934. The Board of Directors has also determined, in its judgment that Mr. Doherty qualifies as an "audit committee financial expert," as defined by the Securities and Exchange Commission. The Audit Committee's report is on page 13 of this proxy statement.

Nominating

The Nominating Committee was established by the Board of Directors in March 2003. Because of the size of our Board of Directors, we do not require that the Nominating Committee be comprised solely of independent directors, as defined in the current Nasdaq listing requirements. The function of the Nominating Committee is to assist the Board of Directors in (i) identifying and evaluating potential director nominees, (2) selecting, or recommending that the Board of Directors select, the director nominees for the next annual meeting of stockholders and (3) overseeing the size and composition of the Board of Directors and its committees. The Nominating Committee relies primarily on the recommendations from management and members of the Board of Directors to identify director nominees. However, the Nominating Committee will consider suggestions from stockholders regarding possible director nominees. Such suggestions, together with appropriate biographical information, should be submitted in writing to our corporate secretary in the manner and within the timelines described under "Stockholder Proposals" on page 15 of this proxy statement. A candidate should possess the highest personal and professional ethics, integrity and values, and should possess a variety of skills derived from quality business experience. The Nominating Committee operates under a written charter, adopted by the entire Board of Directors. We have not posted the charter on our website; however, a copy of the charter is available upon written request and without charge by contacting J. Robert Patterson, Vice President, Chief Financial Officer and Treasurer, InfoTech USA, Inc., 7 Kingsbridge Road, Fairfield, New Jersey 07004.

Compensation

The function of the Compensation Committee is to make recommendations to the Board of Directors concerning salaries, incentive compensation and benefit plans for our executives and employees. The Compensation Committee operates under a written charter, adopted by the entire Board of Directors. We have not posted the charter on our website; however, a copy of the charter is available upon written request and without charge by contacting J. Robert Patterson, Vice President, Chief Financial Officer and Treasurer, InfoTech USA, Inc., 7 Kingsbridge Road, Fairfield, New Jersey 07004. The Board of Directors has determined, in its judgment, that the Compensation Committee is composed solely of independent directors, as defined in the current Nasdaq listing requirements. The Compensation Committee's report on executive compensation for fiscal year 2004 begins on page 11 of this proxy statement.

Code of Ethics

All of our employees, including our principal executive officer, our principal financial officer and our principal accounting officer, are required to abide by the Code of Conduct and Corporate Ethics General Policy Statement of Applied Digital Solutions, Inc. Accordingly, we do not maintain a separate code of ethics applicable solely to our employees. We believe that the Code of Conduct and Corporate Ethics General Policy Statement of Applied Digital Solutions, Inc. substantially conforms with the code of ethics required by rules and regulations of the Securities and Exchange Commission.

In addition to the Corporate Ethics General Policy Statement of Applied Digital Solutions, Inc., in 2004, we adopted a separate code of ethics applicable solely to our principal executive officer, our principal financial officer and our principal accounting officer or persons performing similar functions. A copy of these policy statements are available upon written request and without charge by contacting J. Robert Patterson, Vice President, Chief Financial Officer and Treasurer, InfoTech USA, Inc., 7 Kingsbridge Road, Fairfield, New Jersey 07004.

Compensation of Directors

Our independent directors receive an annual fee of $1,000 payable quarterly in advance. In addition, each independent director receives $200 for attendance in person at each Board meeting and $100 for participation in each telephonic board meeting held. Directors who are also our officers or officers of Applied Digital Solutions currently receive no cash compensation for serving on the Board of Directors, other than reimbursement of reasonable expenses incurred in attending meetings. Non-employee directors also receive option grants upon becoming a director, for serving on committees of the Board of Directors or, at the board's discretion, for participating in special projects requiring extraordinary effort. During fiscal year 2004, the Board of Directors granted 150,000 options to Mr. Cobb and 50,000 options to Mr. Doherty.

Legal Proceedings and Indemnification

On October 22, 2002, Anat Ebenstein, our former President, Chief Executive Officer, Chief Operating Officer and director, filed a complaint against us, Applied Digital Solutions, Inc. and certain officers and directors in connection with the termination of her employment. The complaint filed in the Superior Court of New Jersey, Mercer County, seeks compensatory and punitive damages of $1.0 million arising from an alleged improper termination. The action is currently in the final stages of a negotiated settlement and is not expected to go to trial. However, we cannot provide any assurance that we will be successful in our attempts to negotiate a favorable settlement, and, if the case proceeds to trial, we cannot provide any assurance that we will be successful in defending against these allegations. We believe that a portion of any ultimate damages, including legal fees, may be covered under our employment practices liability insurance.

Our bylaws provide that we shall indemnify each director and such of our officers, employees and agents as the Board of Directors shall determine from time to time to the fullest extent provided by the laws of the State of Delaware.

We carry insurance providing for indemnification, under certain circumstances, to all of our directors and officers for claims against them by reason of, among other things, any act or failure to act in their capacities as directors or officers. To date, no sums have been paid to any of our past or present directors or officers under this or any prior indemnification insurance policy.

Executive Officers and Significant Employees

Biographical information with respect to those executive officers who also serve on the Board of Directors is included above. In addition, Sebastian F. Perez, 41, has served as our Chief Operating Officer and acting President and Chief Executive Officer since April 2003. Mr. Perez joined us in 1992 as a project manager. During the past decade, Mr. Perez has managed our technical services, operations, and consulting services groups. In 1998, Mr. Perez was promoted to assistant to the Chief Executive Officer and was made responsible for our New York sales region. In November 2001, Mr. Perez was promoted to general manager. Prior to joining us, Mr. Perez spent six years with NYNEX Business Information Systems Co., as a systems engineer. Mr. Perez is a graduate of DeVry Institute of Technology in Electronics Technology.

Additionally, Mark R. Kosloski, 34, joined us in November 2004 as Vice President of Technologies. Prior to joining InfoTech USA, Inc., Mr. Kosloski served as a Business Development Manager for the New York/New Jersey region at GreenPages, Inc. from November 2003 to November 2004. Mr. Kosloski also held a senior position at Lucent Technologies, Inc., where he served as a Managing Consultant, leading their Microsoft Enterprise Accounts for Eastern and Central Regions from October 1999 to August 2002. Prior to 1999, Mr. Kosloski served in various leadership and technical positions for six years at International Network Services, Inc. Mr. Kosloski is a U.S. Navy veteran who served from 1989 to 1994 where he studied and worked in Advanced Electronics and Fire Control Systems.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our officers and directors and persons who own more than 10% of our common stock to file reports of ownership and changes in ownership with the Securities and Exchange Commission and to furnish copies of all such reports to us. We believe that, based upon a review of filings with the Securities and Exchange Commission and representations as to whether or not such statements were required, each of our directors and executive officers complied with all such requirements during the fiscal year ended September 30, 2004.

Ownership of Equity Securities

The following table sets forth information regarding shares of our common stock beneficially owned by each director, by each named executive officer and by all directors and executive officers as a group as of January 19, 2005. Except as noted, all such persons possess sole voting and investment power with respect to the shares listed.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership [1]	Percent of Class
Jeffrey S. Cobb	—	—
Charles L. Doherty	315,000	6.1%
Kevin H. McLaughlin	350,000	6.7%
J. Robert Patterson	200,000	3.9%
Sebastian F. Perez	79,527	1.6%
All directors and named executive officers as a group (5 persons)	944,527	19.3%

(1) This table includes the presently exercisable options and options which become exercisable on or before March 20, 2005 set forth following the respective names of each director and named executive officer: Jeffrey S. Cobb – 0; Charles L. Doherty – 300,000; Kevin McLaughlin – 350,000; J. Robert Patterson – 200,000; Sebastian F. Perez – 70,000; and all directors and executive officers as a group – 920,000.

The following table sets forth information regarding shares of common stock of Applied Digital Solutions, Inc., our majority stockholder, beneficially owned by each director, by each named executive officer and by all directors and executive officers as a group as of January 19, 2005. Except as noted, all such persons possess sole voting and investment power with respect to the shares listed.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership [1]	Percent of Class
Jeffrey S. Cobb	—	—
Charles L. Doherty	—	—
Kevin H. McLaughlin	72,766	*
J. Robert Patterson	1,936	*
Sebastian F. Perez	2,668	*
All directors and named executive officers as a group (5 persons)	77,390	*

(1) This table includes the presently exercisable options and options which become exercisable on or before March 20, 2005 set forth following the respective names of each director and named executive officer: Jeffrey S. Cobb – 0; Charles L. Doherty – 0; Kevin McLaughlin – 64,166; J. Robert Patterson – 1,880; Sebastian F. Perez – 0; and all directors and executive officers as a group – 66,046.

* Represents less than 1%.

Principal Stockholders

The following table sets forth information regarding persons known to us (other than the directors and named executive officers shown above) to beneficially own more than 5% of our common stock as of January 19, 2005:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Applied Digital Solutions, Inc. 1690 South Congress Ave., Suite 200 Delray Beach, Florida 33445	2,570,000 [1]	52.5%
Dominic and Dominic LLC 32 Old Slip New York, New York 10005	350,000 [2]	6.7%
Jerome C. Artigliere 48 Stumpfield Road Kensington, NH 03833	500,000 [3]	9.3%
Michael Krawitz 1690 South Congress Ave., Suite 200 Delray Beach, Florida 33445	450,000 [4]	8.4%

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
David A. Loppert 107 Pembroke Drive Palm Beach Gardens, Florida 33418	300,000 [(5)]	5.8%
Scott R. Silverman 1690 South Congress Ave., Suite 200 Delray Beach, Florida 33445	450,000 [(6)]	8.4%

(1) Based on Schedule 13D filed with the Securities and Exchange Commission on December 26, 2000. Applied Digital Solutions, Inc., a Missouri corporation, has sole voting and dispositive power as to 2,570,000 shares.

(2) Represents 350,000 exercisable options granted on January 1, 2001 as compensation for services provided to us. Based on correspondence received from Dominic and Dominic, Roseann T. Cook, Chief Operating Officer of Dominic and Dominic, will possess sole voting and dispositive power as to the shares upon exercise of the options or warrants.

(3) Represents 500,000 exercisable options granted on June 28, 2002. We believe Mr. Artigliere will possess sole voting and dispositive power as to the shares upon exercise of the options or warrants.

(4) Based on Schedule 13G filed with the Securities and Exchange Commission on March 26, 2004. Mr. Krawitz has sole voting and dispositive power as to 450,000 shares.

(5) Based on Amendment No. 1 to Schedule 13G filed with the Securities and Exchange Commission on April 1, 2003. Mr. Loppert has sole voting and dispositive power as to 300,000 shares.

(6) Based on Schedule 13G filed with the Securities and Exchange Commission on March 29, 2004. Mr. Silverman has sole voting and dispositive power as to 450,000 shares.

Change in Control

At the time this proxy statement was printed, we knew of no arrangements that could result in a change of control of the company.

Executive Compensation

The following table sets forth the compensation paid or accrued by us during each of the three fiscal years ended September 30, 2004 to our acting chief executive officer and one other executive officer whose total cash compensation for such periods exceeded $100,000:

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($) [(1)]	Restricted Stock Awards ($)	Securities Underlying Options (#)	LTIP Payouts (#)	All Other Compensation ($)
J. Robert Patterson, Director, Vice President, CFO and Treasurer	2004	$120,250	$ –	$9,000	$ –	–	–	$ –
	2003	120,250	–	8,613	–	–	–	–
	2002	130,000	10,000	7,017	–	–	–	–
Sebastian F. Perez, acting President and CEO [(2)]	2004	138,750		9,000	–	–	–	–
	2003	136,260	–	6,000	–	–	–	–
	2002	140,000	–	6,000	–	–	–	–

(1) Consists of an automobile allowance paid to the executive officers in equal monthly amounts.

(2) Appointed acting President and Chief Executive Officer on April 3, 2003.

Option Grants in Last Fiscal Year

We did not grant any stock options to the named executive officers during the fiscal year ended September 30, 2004.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth information concerning the exercise of stock options by the named executive officers during the fiscal year ended September 30, 2004, the number of options owned by the named executive officers and the value of any in-the-money unexercised stock options as of September 30, 2004.

Name	Shares Acquired on Exercise (#)	Value Received ($)	Number of Unexercised Options at Fiscal Year End (#)		Value of Unexercised In-the-Money Options at Fiscal Year End ($) [1]	
			Exercisable	Unexercisable	Exercisable	Unexercisable
J. Robert Patterson	–	$ –	200,000	–	$ 6,000	$ –
Sebastian F. Perez [2]	–	–	70,000	–	–	–

(1) The value of the unexercised in-the-money options at September 30, 2004 assumes a fair market value of $0.34, the closing price of our common stock as reported on the OTC Bulletin Board on September 30, 2004. The values shown are net of the option exercise price, but do not include deduction for taxes or other expenses associated with the exercise of the option or the sale of the underlying shares.

(2) Appointed acting President and Chief Executive Officer on April 3, 2003.

Report of the Compensation Committee

Compensation Committee of the Board

The Compensation Committee's primary responsibility is to review and approve the corporate goals and objectives relevant to the Chief Executive Officer and the other senior executive officers' compensation plans. Additionally, the Committee is responsible for overseeing the Company employee benefit plans, incentive compensation plans, equity-based compensation plans and board compensation. The Committee is composed of two non-employee members of the Board of Directors.

Compensation Philosophy and Objectives

We conduct business in the highly competitive industry of information technology, and our ability to hire and retain highly qualified executive officers, sales professionals and technical personnel is vital to the success of the organization. As a result, the Compensation Committee focuses on designing executive officer compensation plans to be competitive with other comparably-sized and managed information technology companies. The Committee also oversees the non-executive compensation and benefit plans to ensure that they are competitive. Our executive and non-executive plans are designed and/or reviewed to make certain they are consistent and supportive of our overall corporate objectives and the interests of our stockholders. In order to motivate executives and other key employees that have a direct impact on our results, the Compensation Committee designs and approves compensation plans with long-term and short-term incentives that are based on our performance in attaining financial and non-financial objectives.

Setting Executive Compensation

Our compensation program for executive officers generally consists of a fixed base salary, performance-related bonus awards and long-term incentive compensation in the form of stock options. All three components of the executive officer's compensation plan are reviewed annually and incentives, based on the performance of the business, are generally established at the beginning of each fiscal year. In addition, our executives are able to participate in various benefit plans generally available to our other full-time employees.

Fiscal Year 2004 Executive Compensation

During fiscal year 2004, our Chief Executive Officer and Chief Financial Officer were paid the same base salary they were paid during the majority of fiscal year 2003. During fiscal year 2003, the salary of each of our Chief Executive Officer and Chief Financial Officer was reduced by 7.5% as part of a cost reduction plan that management implemented. In fiscal year 2004, the Compensation Committee approved an incentive plan that included the re-instatement of the salary of each of our Chief Executive Officer and Chief Financial Officer and an incentive bonus plan based on our performance. None of the goals were attained during fiscal year and, accordingly, no bonuses were paid, no options were granted to the executive officers and the salaries were not reinstated.

Compensation Pursuant to Plans

1998 Stock Option Plan.

On February 24, 1998, the stockholders approved a stock option plan as a successor to the expiring 1988 Stock Option Plan. As of September 30, 2004, 100,000 options have been granted and remain outstanding under the 1998 Stock Option Plan. The 1998 Stock Option Plan had 1,000,000 shares of common stock reserved for issuance upon the exercise of options designated as either (i) incentive stock options or (ii) non-qualified stock options. Incentive stock options may be granted under the 1998 Stock Option Plan to our employees and officers. Non-qualified options may be granted to our consultants, directors (whether or not they are employees), employees or officers.

The purpose of the 1998 Stock Option Plan is to encourage stock ownership by certain of our directors, officers and employees and certain other persons instrumental to our success and to give them a greater personal interest in our success. The 1998 Stock Option Plan will terminate in February 2008; however, options granted under the plan will expire not more than 10 years from the date of grant.

1999 Employee Stock Purchase Plan.

On January 28, 1999, the stockholders approved the 1999 Employee Stock Purchase Plan. The 1999 Employee Stock Purchase Plan has 200,000 shares of common stock reserved for issuance upon purchase by our employees. The 1999 Employee Stock Purchase Plan provides our eligible employees with an opportunity to acquire an interest in our future.

The purpose of the 1999 Employee Stock Purchase Plan is to provide our employees with an opportunity to purchase common stock through accumulated payroll deductions, and give them a greater personal interest in our success. The 1999 Employee Stock Purchase Plan expires by its terms on December 17, 2008.

2001 Flexible Stock Plan

On March 29, 2001, the stockholders approved the 2001 Flexible Stock Plan. As of September 30, 2004, 3,075,000 options were granted and remain outstanding under the 2001 Flexible Stock Plan. The 2001 Flexible Stock Plan initially had 2,500,000 shares of common stock reserved for issuance. This number is subject to an annual increase of 25% of the number of outstanding shares of common stock as of January 1 of each year, but may not exceed 10,000,000 in the aggregate. As of January 1, 2005, 2,604,000 shares of common stock are available for future issuance under the 2001 Flexible Stock Plan. These shares may be issued in the form of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, performance shares, cash awards, or other stock based awards.

The purpose of the 2001 Flexible Stock Plan is to attract, retain, motivate and reward employees and other individuals and to encourage ownership by employees and other individuals of our common stock. The Board of Directors may terminate the 2001 Flexible Stock Plan at any time.

401(k) Plan

On January 1, 1994, we adopted a 401(k) savings plan for the benefit of all eligible employees. All employees as of the effective date of the 401(k) plan became eligible to participate. Under the 401(k) plan, participants may elect to contribute from their compensation any amount up to the maximum deferral allowed by the Internal Revenue Code. Our contributions are discretionary and we may make optional contributions for any plan year at our discretion. We made no discretionary contributions under the 401(k) plan during fiscal year 2004. During the fiscal years ended September 30, 2004, 2003 and 2002, we recorded 401(k) administrative costs totaling $4,588, $6,698 and $5,588, respectively.

The Compensation Committee is pleased to submit this report to the stockholders with regard to the above matters.

Compensation Committee

Charles L. Doherty
Jeffrey S. Cobb

Compensation Committee Interlocks and Insider Participation in Compensation Decisions

The members of the Compensation Committee are identified with the summary of background and business experience of the directors above. No member of the Compensation Committee has served as our officer or employee or an officer or director of any of our subsidiaries.

Report of the Audit Committee

The Audit Committee oversees our financial reporting process on behalf of the Board of Directors. Management is primarily responsible for the financial statements and the reporting process including the systems of internal controls, while our Independent Registered Public Accounting Firm is responsible for performing an independent audit of our consolidated financial statements in accordance with auditing standards generally accepted in the United States and expressing an opinion on the conformity of those financial statements with accounting principles generally accepted in the United States.

In this context, the Audit Committee has met and held discussions with management and the Independent Registered Public Accounting Firm. The Audit Committee discussed with our Independent Registered Public Accounting Firm the overall scopes and plans for the audits. The Audit Committee met at least quarterly with our Independent Registered Public Accounting Firm, with and without management present, and discussed the results of their examinations, their evaluations of our internal controls and the overall quality of our financial reporting. Management represented to the Audit Committee that our consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States. The Audit Committee has reviewed and discussed the consolidated financial statements with management and our Independent Registered Public Accounting Firm, including their judgments as to the quality, not just the acceptability, of our accounting principles, the reasonableness of significant judgments and clarity of disclosures and such other matters as are required to be discussed with the Audit Committee under auditing standards generally accepted in the United States.

Our Independent Registered Public Accounting Firm also provided to the Audit Committee the written disclosures required by the Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and the Audit Committee discussed with the Independent Registered Public Accounting Firm that firm's independence, including those matters required to be discussed by Statement on Auditing Standards No. 61, as amended by Statement on Auditing Standards No. 90. The Audit Committee considered whether the provision by J. H. Cohn LLP of non-audit services, including tax services, was compatible with their independence.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors (and the Board of Directors has approved) that the audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended September 30, 2004 for filing with the Securities and Exchange Commission. The Audit Committee also evaluated and recommended to the Board of Directors (and the Board of Directors has approved) the reappointment of our Independent Registered Public Accounting Firm for fiscal 2005.

While the Audit Committee has the responsibilities and powers set forth in its charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that our financial statements are complete and accurate and are in accordance with accounting principles generally accepted in the United States. This is the responsibility of management and our Independent Registered Public Accounting Firm. It is also not the duty of the Audit Committee to conduct investigations or to assure compliance with laws and regulations or our business conduct policies.

The Audit Committee is pleased to submit this report to the stockholders with regard to the above matters.

Audit Committee

Charles L. Doherty, Chair
Jeffrey S. Cobb

Ratification of Selection of Independent Registered Public Accounting Firm (Proxy Item No. 2)

The firm of J. H. Cohn LLP has audited our financial statements for the fiscal years ending September 30, 2004, 2003 and 2002, and the Audit Committee has, subject to ratification by stockholders, appointed that firm to act as its Independent Registered Public Accounting Firm for the fiscal year ending September 30, 2005. Accordingly, management will present at the meeting a resolution proposing the ratification of the appointment of J. H. Cohn LLP as our Independent Registered Public Accounting Firm for the fiscal year ending September 30, 2005. The Audit Committee and the Board of Directors are not required to take any action as a result of the outcome of the vote on this proposal. However, if the stockholders do not ratify the selection, the Audit Committee may investigate the reasons for stockholder rejection and may consider whether to retain J. H. Cohn LLP or to appoint another Independent Registered Public Accounting Firm. Furthermore, even if the selection is ratified, the Audit Committee in its discretion may approve the appointment of a different Independent Registered Public Accounting Firm at any time during the year if it determines that such a change would be in our interest or the interests of our stockholders.

A representative of J. H. Cohn LLP is expected to be present at the meeting and will be given the opportunity to make a statement and to respond to appropriate questions addressed by stockholders.

Principal Accountant Fees and Services

The following table sets forth information regarding fees for services provided by J. H. Cohn LLP for the fiscal years ended September 30, 2004 and 2003.

Services	2004 Fees	2003 Fees
	(amounts in thousands)	
Audit [1]	$78	$ 82
Audit-related	4	3
Tax [2]	13	12
All Other fees [3]	2	3
Total	$97	$100

(1) Audit fees include the annual financial statement audit (including required quarterly reviews) and other procedures performed by our independent auditor to form an opinion on our consolidated financial statements.

(2) Tax fees include tax planning and compliance services provided in relation to U.S. federal, state and local taxes.

(3) All other fees paid to J. H. Cohn LLP in 2003 related to consulting services in connection with the loan made to Applied Digital Solutions, Inc. and consultation regarding life insurance policies for certain of our officers.

For fiscal year 2004, our audit committee pre-approval policy required the Audit Committee to pre-approve all non-audit services. During 2004, all of the audit-related services, tax services and other services were pre-approved in accordance with this policy.

The Board of Directors recommends a vote "FOR" the ratification of the selection of J. H. Cohn LLP. As of the record date, Applied Digital Solutions, Inc. held an aggregate of 2,570,000 shares of our common stock, representing approximately 52.5% of the outstanding shares. Applied Digital Solutions, Inc. has indicated that it intends to vote in favor of the ratification of the selection of J. H. Cohn LLP.

Performance Graph

The following performance graph compares the cumulative total stockholder return on our common stock with the cumulative total return of the NASDAQ Stock Market Index for U.S. companies and a group consisting of our peer corporations on a line-of-business basis for the period beginning on September 30, 1999 and ending on September 30, 2004. The total return assumes a hypothetical investment of $100 on September 30, 1999 and reinvestment of dividends. Our peer group consists of four companies believed to be engaged in similar businesses: En Pointe Technologies, Inc., Manchester Technologies, Inc., Micros to Mainframes, Inc. and Pomeroy Computer Resources, Inc. You are cautioned against drawing any conclusions from the data contained in this graph, as past results are not necessarily indicative of future performance. The indices used are included for comparative purposes only and do not indicate an opinion of management that such indices are necessarily an appropriate measure of the relative performance of our common stock.

Comparison of Five-Year Cumulative Total Return



180
160
140
120
100
80
60
40
20
0
DOLLARS
9/99
9/00
9/01
9/02
9/03
9/04
INFOTECH USA, INC.
NASDAQ STOCK MARKET (U.S.)
PEER GROUP

	September 30,					
	1999	2000	2001	2002	2003	2004
InfoTech USA, Inc.	$100.00	$ 53.51	$24.93	$33.49	$16.00	$27.54
Nasdaq US	100.00	159.85	56.32	49.18	58.43	65.29
Peer Group	100.00	135.39	77.63	60.99	83.70	94.79

Certain Relationships and Related Transactions

On June 22, 2003, Applied Digital Solutions, Inc., our majority stockholder, borrowed $1,000,000 from us under the terms of a commercial loan agreement and term note. Mr. McLaughlin, our Chairman of the Board, is President and Chief Operating Officer of Applied Digital Solutions, Inc. Under the terms of the loan, interest accrues at an annual rate of 16% and is payable monthly. The principal amount, together with any unpaid interest, is due and payable on June 30, 2005. As of January 18, 2005, $1,000,000 of principal and approximately $8,000 of interest was outstanding under the loan.

We reimburse Applied Digital Solutions, Inc. on a monthly basis for certain business expenses incurred on our behalf. In fiscal year 2004, 2003 and 2002, these costs included various business insurance coverage and other miscellaneous business expenses. Additionally, in 2004 these costs included legal and accounting fees, and in fiscal year 2003 and 2002, these costs included the salary, payroll taxes and benefits of personnel assigned to us. During fiscal years ending September 30, 2004, 2003 and 2002, we reimbursed Applied Digital Solutions approximately $347,000, $367,000 and $166,000, respectively, for such business expenses.

Stockholder Proposals

According to our certificate of incorporation and bylaws, proposals of eligible stockholders intended to be presented at the 2006 annual meeting must be received by us no less than sixty days and no more than ninety days prior to the meeting. According to the rules and regulations of the Securities and Exchange Commission, we must receive any such proposal by October 7, 2005 for inclusion in our proxy statement and proxy relating to that meeting. Upon receipt of any such proposal, we will determine whether or not to include such proposal in the proxy statement and proxy in accordance with regulations governing the solicitation of proxies. A stockholder's notice is required to set forth as to each matter the stockholder proposes to bring before the meeting various information regarding the proposal including (a) a brief description of the business desires to be brought before the meeting and reasons therefor, (b) the name and address of such stockholder proposing such business, (c) the number of shares of our common stock beneficially owned by such stockholder and (d) any material interest of such stockholder in such business. These requirements are separate from and in addition to the requirements of the Securities and Exchange Commission pertaining to stockholder proposals.

In order for a stockholder to nominate a candidate for director, under our certificate of incorporation and bylaws, timely notice of the nomination must be received by us in advance of the meeting. In order to be timely, we must receive such notice not less than sixty days and no more than ninety days prior to the meeting. However, if the date of the annual meeting is advanced by more than thirty days or delayed by more than sixty days from the anniversary of the preceding year's annual meeting, you must given us notice by no earlier than ninety days and no later than sixty days prior to the meeting or the close of business on the 10th day following the day on which notice of the date of the annual meeting was mailed or public disclosure was made. The stockholder filing the notice of nomination must describe various matters regarding the nominee, including such information as (a) the name, age, business and residence addresses, occupation and shares held of such person, (b) any other information relating to such nominee required to be disclosed in the proxy statement and (c) the name, address and shares held by the stockholder.

In each case, notice must be given to our corporate secretary, whose address is 7 Kingsbridge Road, Fairfield, New Jersey 07004. We will send a copy of our bylaws to any stockholder, without charge, upon written request.

Other

Even though you plan to attend the meeting in person, please mark, sign, date and return the enclosed proxy card promptly or vote over the Internet or by telephone in accordance with the instructions shown on the enclosed proxy card. You have the power to revoke your proxy at any time before it is exercised by giving written notice of revocation to ADP Investor Communication Services, Inc., P. O. Box 9079, Farmingdale, New York 11735-9769, by duly executing and delivering a proxy bearing a later date or by attending the annual meeting and casting a contrary vote. All shares represented by proxies received in time to be counted at the annual meeting will be counted. A postage-paid envelope is enclosed for your convenience. Your cooperation in giving this your immediate attention will be appreciated.



Kevin H. McLaughlin
Secretary

January 21, 2005

Exhibit A



Charter of the Audit Committee of the Board Of Directors
as revised January 18, 2005

Through this Charter, the Board of Directors delegates certain responsibilities to the Audit Committee to assist the Board of Directors in undertaking and fulfilling its oversight responsibilities with regard to: (i) the integrity of the Company's financial statements, (ii) the Company's compliance with legal and regulatory requirements, (iii) the qualifications and independence of the Company's independent registered public accounting firm and (iv) the performance of the Company's independent registered public accounting firm.

Membership. The Committee shall consist of two or more directors as determined by the Board of Directors. Each Committee member shall meet the independence requirements set out in Rule 10A-3 under the Securities Exchange Act of 1934 and by any national securities exchange on which the Company's common stock may be listed from time to time. In addition, each member of the Committee shall be financially literate, as defined in the rules of any national securities exchange on which the Company's common stock may be listed from time to time, and shall have a working familiarity with basic finance and accounting practices, and at least one member of the Committee shall be an "audit committee financial expert" as defined in Regulation S-K under the Securities Act of 1933. If a Committee member simultaneously serves on the audit committees of more than two other public companies, the Board of Directors must determine that such simultaneous service does not impair the ability of such Committee member to effectively serve on the Committee and such determination must be disclosed in the Company's annual proxy statement. The members of the Committee shall be elected by the Board of Directors at the annual organizational meeting of the Board of Directors and shall serve until their successors are duly elected and qualified. Unless a Chairman is elected by the Board of Directors, the members of the Committee may designate a Chairman by majority vote of the Committee.

Meetings. The Committee shall meet at least four times a year. Such additional meetings may be held as the Committee deems necessary to perform the Committee's responsibilities. Meetings may be called by the Chairman of the Committee and/or by the management of the Company. As part of its job to foster open communication, the Committee should meet separately in executive session, at least quarterly, with management, the Company's independent registered public accounting firm to discuss any matters that the Committee or any of these groups believe should be discussed privately. Minutes of each meeting will be duly filed in the Company records. At all meetings of the Committee, a majority of the Committee members shall be necessary to constitute a quorum for the transaction of business. Members of the Committee may participate in meetings by means of conference telephone or similar communications equipment whereby all persons participating in the meeting can hear each other, and such participation shall constitute presence in person at the meeting. The Committee may also act as otherwise permitted by law or the Company's bylaws.

Responsibilities and Duties. The Company's executive management bears primary responsibility for the Company's financial and other reporting, for establishing the system of internal controls and for ensuring compliance with laws, regulations and Company policies. The Committee's responsibilities and related key processes are described below. From time to time, the Committee may take on additional responsibilities, at the request of the Board of Directors.

Financial Reporting. The Committee shall monitor the preparation by management of the Company's quarterly and annual external financial reports. In carrying out this responsibility, the Committee shall:

- Review and discuss with management and the Company's independent registered public accounting firm significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements, including any significant changes in the Company's selection or application of accounting principles, any major issues as to the adequacy of the Company's internal controls and any special steps adopted in light of material control deficiencies;

- Review the accounting and reporting treatment of significant transactions outside the Company's ordinary operations;

- Review with management and the Company's independent registered public accounting firm significant changes to the Company's accounting principles or their application as reflected in the financial reports;

- Meet with the Company's independent registered public accounting firm (in private, as appropriate) (a) to review their reasoning in accepting or questioning significant decisions made by management in preparing the financial reports, (b) to review any outstanding disagreements with management that would cause them to issue a non-standard report on the Company's financial statements, (c) to examine the appropriateness of the Company's accounting principles (including the quality, not just the acceptability, of accounting principles) and the clarity of disclosure practices used or proposed, (d) to determine if any restrictions have been placed by management on the scope of their audit and (e) to discuss any other matters the Committee deems appropriate;

- Review the draft of the annual financial statements and discuss their appropriateness with management and the Company's independent registered public accounting firm, including major issues regarding accounting, disclosure and auditing procedures and practices as well as the adequacy of internal controls that could materially affect the Company's financial statements. In addition, the review shall include the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information included in the report. Based on the annual review and if deemed appropriate, the Committee shall recommend to the Board of Directors inclusion of the financial statements in the Annual Report on Form 10-K;

- Review the Company's quarterly financial results with management and the Company's outside auditors, with a particular emphasis on understanding any new or unusual transactions;

- Prior to issuance of an audit report and otherwise as deemed appropriate, review and discuss reports from the Company's independent registered public accounting firm on: (a) all critical accounting policies and practices to be used, (b) all alternative treatments of financial information within generally accepted accounting principles for policies and practices related to material items that have been discussed with management, including ramifications of the use of such alternative disclosures and treatments and (c) other material written communications between the Company's independent registered public accounting firm and management, such management representation letters, schedules of unadjusted differences, reports on observations and recommendation on internal controls, listings of adjustments and reclassifications not recorded, the engagement letter and the independence letter; and

- Discuss at least annually with the Company's independent registered public accounting firm the matters required to be discussed by Statement of Auditing Standards No. 61-Communication with Audit Committees, as amended by Statement of Auditing Standards No. 90, and as may be further modified or supplemented.

Relationship with Independent Registered Public Accounting Firm. The Company's independent registered public accounting firm are responsible primarily to the Board of Directors and the Committee, which have the ultimate authority to select, evaluate and replace the Company's independent registered public accounting firm, if necessary. In carrying out this responsibility, the Committee shall:

- Evaluate, at least annually, the qualifications, performance and independence of the Company's independent registered public accounting firm. In conducting such review, the Committee shall obtain and review a report by the firm describing (a) the firm's internal quality-control procedures, (b) any material issues raised by the most recent internal quality-control review, or peer review, of the firm or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues, and (c) all relationships between the firm and the Company that might bear on the firm's independence, including the impact of any non-audit services provided by the firm. This evaluation shall confirm that the firm is registered with the Public Company Accounting Oversight Board as and when such registration is required, shall include the review and evaluation of the lead partner of the firm and shall be designed to ensure the rotation of partners and the non-participation of specific former Company officers or employees, all in accordance with SEC rules and the securities laws;

- Obtain and discuss the written disclosures and letter from the Company's independent registered public accounting firm contemplated by Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees,* as may be modified or supplemented, and assurances from such firm that its compensation policies comply with applicable SEC regulations, considering the advisability of regularly rotating the Company's independent registered public accounting firm in order to maintain the independence between the firm and the Company;

- Establish clear hiring policies with management regarding the hiring of any current or former employees of the Company's independent registered public accounting firm, or any prior independent public accountant, who participated in any capacity in the audit of the Company, to address conflicts of interest and pressures that may exist for employees of the firm that may be seeking or at some point seek employment with the Company;

- Pre-approve any audit or permissible non-audit engagement or relationship between the Company and the Company's independent registered public accounting firm, including the fees to be paid therefor. The Committee shall establish guidelines for the retention of the firm for any permissible non-audit services and to assure that the firm does not provide any prohibited non-audit services to the Company. In determining whether to engage the firm for any permitted non-audit services, the Committee shall consider whether or not the provisions of such non-audit services is compatible with maintaining the independence of the firm. The Committee may establish pre-approval policies and procedures for the engagement of the firm, provided the policies and procedures are detailed as to the particular service, the Committee is informed of each service, and the policies and procedures do not result in a delegation of the Committee's responsibilities to management; and

- Meet with the Company's independent registered public accounting firm and the Company's financial management prior to the audit to review its proposed scope, the scope of the quarterly reviews, the procedures to be followed in conducting the audit and reviews and the major risk factors considered by the firm in determining the scope of the audit.

Internal Control. The Committee shall have responsibility for overseeing that management has implemented an effective system of internal control that helps promote the reliability of financial and operating information and compliance with applicable laws, regulations and Company policies, including those related to ethics and conflicts of interest. In carrying out this responsibility, the Committee shall:

- Review and discuss with management: (a) any significant deficiencies or material weaknesses in the design or operation of the Company's internal control over financial reporting that are reasonably likely to adversely affect the Company's ability to record, process, summarize or report financial information, (b) any fraud, whether or not material, involving management or other employees who have a significant role in the Company's internal control over financial reporting, (c) any changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting, (d) any special audit steps adopted in light of material control deficiencies and (e) their report regarding the effectiveness of the Company's disclosure controls and procedures and internal control over financial reporting;

- Review management's responses to any management letter recommendations for improving internal controls received from the Company's independent registered public accounting firm;

- Review the Company's policies and practices related to compliance with laws, ethical conduct and conflicts of interest;

- Review and discuss with the Company's Chief Executive Officer and Chief Financial Officer how they are meeting their obligations with respect to the certification process for the Form 10-K and Form 10-Q and review their evaluations of the Company's disclosure controls and procedures; and

- Obtain annually a report from the Company's independent registered public accounting firm, with attestation, regarding management's assessment of the effectiveness of the internal control structure and procedures for financial reporting.

Relationship with Management Auditors. The Committee shall have responsibility for determining that any Management Audit department hereafter created by the Company is effectively discharging its responsibilities. In carrying out this responsibility, the Committee shall:

- Review and approve the Management Audit department's charter;

- Review the appropriateness of the funding, staffing and operational independence of Management Audit; and

- Review and approve the appointment or dismissal of the independent firm engaged to provide Management Audit services.

Other Committee Activities and Reporting. The Committee shall:

- Prepare the Committee's annual report for inclusion in the Company's proxy statement;

- Review with the Company's counsel any legal matter that could have a significant impact on the Company's financial statements;

- Establish and maintain procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting, internal controls or auditing matters, and review any significant complaints or concerns regarding accounting, internal accounting controls or auditing matters received pursuant to such procedures; and

- perform any other activities consistent with this Charter, the Company's bylaws and governing law.

Reports to the Board of Directors. The Committee shall report to the Board of Directors regularly regarding issues that arise in connection with the performance of its responsibilities outlined herein. The Committee shall review and reassess the adequacy of this Charter at least annually and obtain the approval of the Board of Directors for any proposed change to the Charter.

Other Matters. The Committee and its members shall have unrestricted access to management. The Committee shall have sole discretion, in its areas of responsibility, at Company expense, to retain and terminate independent advisors, including sole authority to approve the fees and retention terms for such advisors, if it shall determine the services of such advisors to be necessary or appropriate. Should any member of the Committee believe that participation of management or independent advisors in any discussion of a particular subject at any meeting would be advisable, they are free to make such request. The Committee may, when appropriate in its discretion, delegate authority with respect to specific matters to one or more members, provided that all decisions of any such members are presented to the full Committee at its next scheduled meeting.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

FOR ANNUAL AND TRANSITION REPORTS PURSUANT TO SECTIONS 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2004

RANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ______________

Commission file number: 0-22693

InfoTech USA, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**11-2889809** (I.R.S. Employer Identification No.)
7 Kingsbridge Road, Fairfield, New Jersey 07004 (Address of principal executive offices) (Zip code)	**(973) 227-8772** (Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None.

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, par value $.01 per share

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the ceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. s ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein and will not be contained, to the best of istrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ☐ No ☒

The aggregate market value of our common stock held by non-affiliates computed by reference to the average bid and asked prices of our common stock on March 31, 04 was $1,321,919. For purposes of this calculation only, directors, executive officers and the principal controlling stockholder of the registrant are deemed to be iliates.

The number of shares outstanding of each class of our common equity as of December 21, 2004 is as follows:

Class of Common Equity	Number of Shares
Common Stock, par value $.01 per share	4,895,998

Certain portions of the registrant's definitive proxy statement in connection with the 2005 annual meeting of stockholders which will be filed with the Securities and change Commission on or before January 28, 2005 are incorporated by reference in Part III of this Form 10-K.

Table Of Contents

Forward-Looking Statements And Associated Risk

:ertain statements in this Annual Report, and the documents incorporated by reference herein, constitute "forward-looking statements" within the meaning of Section 27A · Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. We intend that such forward-ng statements be subject to the safe harbors created thereby. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which :ause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such rd-looking statements. Such factors include, among others, the following:

- our continued ability to develop our service offerings;
- the ability to hire and retain skilled personnel;
- the continued development of our technical, manufacturing, sales, marketing and management capabilities;
- relationships with and dependence on technological partners;
- uncertainties relating to economic conditions where we operate;
- uncertainties relating to government and regulatory policies;
- uncertainties relating to customer plans and commitments;
- rapid technological developments and obsolescence in the industries in which we operate and compete;
- potential performance issues with suppliers and customers;
- governmental export and import policies, global trade policies, worldwide political stability and economic growth;
- the highly competitive environment in which we operate;
- potential entry of new, well-capitalized competitors into our markets;
- our ability to maintain available sources of financing; and
- changes in our capital structure and cost of capital.

The words "believe," "expect," "plan", "anticipate," and "intend" and similar expressions identify forward-looking statements. Readers are cautioned not to place undue ance on these forward-looking statements, which speak only as of the date the statement was made.

PART I

1. BUSINESS

ral

We are a Delaware corporation incorporated in 1997. Through our two wholly-owned subsidiaries, Information Technology Services, Inc. and InfoTech USA, Inc., we are a service provider of information technology, or IT, services and products. We specialize in tailoring our approach to the individual customer needs. We operate principally ne segment, the IT segment, whereby, we provide IT consulting, networking, remote access, procurement, storage area networks, deployment, integration and migration vices. We also provide on-going system and network maintenance services.

During 2004, we continued to advance our business plan of developing a customer-oriented IT solutions-based business model that combines a mix of IT services and ducts aimed at addressing our customer's specific needs. To that end, we continue to employ two basic strategies to broaden the IT expertise we offer our customers. First, build on our investment in high quality personnel by focusing on continuous training in order to achieve higher technical and sales certification levels from the nufacturers of high-end IT products. The advancement of our certification levels enables us to offer a greater variety of high-end IT products and services to our customers. :ond, we continue to develop strategic alliances with outside technical service firms and manufacturers of high-end IT products allowing us to offer a wider array of IT ducts and services to our customers.

A significant percentage of our revenue is derived from sales to educational institutions, the legal and financial community, medical facilities, museums, and Ne City governmental agencies. However, our customer base also includes retailers, manufacturers and distributors. Our customers include:

American Federation of Arts	Polytechnic University
Centenary College	Risk Enterprise Management
City of New York	Somerset Medical Center
GAF Materials Corporation	St. Joseph's Hospital
Hackensack University Medical Center	Suburban Propane
IBM Corporation	Sun Chemical Corporation
International Council of Shopping Centers	Toys R Us
Kings County	Valley Hospital
Lowenstein Sandler	Weehawken Board of Education
Museum of Modern Art	

All of our revenue is derived from U.S.-based customers.

During 2004, three customers, Hackensack University Medical Center, GAF Material Corporation and IBM Corporation, accounted for 28%, 17% and 8% of ou revenue, respectively. During 2003, three customers, Hackensack University Medical Center, GAF Material Corporation and Centenary College, accounted for 21%, 1 12% of our total revenue, respectively. All of our top three customers for 2004 continue to be active customers. However, the loss of significant orders from these th customers or our failure to receive orders from existing or new customers on a continuous basis in the future may have a material adverse effect on our results of oper or financial condition.

Strategy

InfoTech has been in the business of delivering state-of-the-art IT solutions since 1980, and we have built extensive expertise in the IT arena. As emerging techn redefine business models every day, we seek to help businesses identify cutting edge technology solutions that will give them a competitive edge. We maintain a soluti based approach aimed at enabling our customers to solve specific business problems, improve efficiency, reduce costs and improve security. We believe our dedicatio development of strategic alliances with providers of high-end products and services, combined with the continuous development for our highly skilled, certified person gives us the ability to help any business plan for the integration, implementation, and support of these evolving technologies today and in the future.

Market

We primarily target small to medium-sized businesses. We also continue to focus on expanding the relationships we have with larger customers and on searching new opportunities in the Fortune 1000 market. We believe the area for the greatest potential growth will continue to be the small to medium-sized customers. We belie these customers are less likely to have the expertise necessary to address their IT needs. We continue to identify those companies that will benefit from our solution-ba model and to target those industries in which we have previously been successful, including educational institutions, the legal and financial community, medical faciliti manufacturers and New York City governmental agencies. Geographically, we continue to focus on the New York City metropolitan area.

Services

As a full service IT provider, we offer a wide variety of IT services and products that we tailor for the unique IT needs of our customers. From the most basic inst to the most complex enterprise network implementation, our goal is to provide a turnkey solution to today's IT needs.

The following descriptions highlight the primary services we offer:

Server Consolidation:

We offer a wide range of file server installation services designed to meet each client's unique office automation environment. Our implementation services prov customer with a choice of service plans ranging from a basic file server set up and testing to more complex high availability IT environments.

WAN Consulting Services:

'e provide many network and system design services including specifications needs, requests for proposals, development and distribution evaluation, hardware selection, ·ation and system needs analysis, infrastructure design, disaster recovery planning and contingency planning services, migration services, consolidation strategies and IT ology transfer.

aging and Collaboration Services:

)ur electronic messaging and collaboration services give our customers the needed expertise in designing and upgrading electronic communication systems. Electronic ·ging now means creating, storing and sharing documents and workflow within one reliable, secure system.

Acquisition and Management:

nfoTech provides a virtually transparent supply chain for the procurement of cutting edge information technology assets. We believe our total acquisition and support :l is one of the most flexible and cost-effective models in the industry since we are able to partner with multiple, high-end technology distributors.

Center:

We offer basic hardware and software support services on an as needed and fixed price basis enabling our customers to choose the amount of support required to ensure ium IT usability.

ite support:

We offer the on-site support expertise of technicians and network and systems engineers with real-world expertise ranging from desktop configuration to multi-site, i-platform enterprise network deployment. Planned on-site services can be arranged to assist with existing or planned network and systems initiatives such as upgrades, ·ork operating system and data migrations, network infrastructure deployment, server integration and remote communication deployment.

ranty & Maintenance Support:

As an authorized service provider for Hewlett Packard, IBM, Lexmark and other manufacturers, we provide warranty support services for installed systems and network puting environments. We honor the manufacturers' warranties during the manufacturers' warranty periods. Our maintenance agreements provide complete coverage for omers' systems and network infrastructure environments, from server-based technologies, communications devices and management tools to desktop computers and all ciated peripherals.

iners

InfoTech is a certified business partner of many of today's leading information technology manufacturers. We are authorized to market products from Citrix, Cisco, :lett Packard, IBM, Lexmark, Microsoft, 3Com, and VM Ware.

wth Strategy

Our strategy is to be a leading provider of integrated IT services and products that add significant and measurable business value to small to medium-sized companies, bal 1000 companies and other organizations. The following are the key elements of our strategy:

erage Existing Customers

We must continue to satisfy our existing customers. A strong track record of delivering high quality integrated IT products and services with each customer often eases the amount, scope and sophistication of the engagements we enter into with our customers. This record reinforces our growing reputation as an innovative provider ntegrated IT solutions. We also believe that maintaining a reputation for delivering innovative business and technology strategy, and high customer satisfaction, will rease our ability to attract new customers through increased revenues and strong references.

We believe that our expertise in specific industry groups and industry-specific solutions considerably enhances our ability to help companies gain competitive advantages. ach of our industry groups, we employ industry experts, pursue targeted sales and marketing, develop industry-specific offerings and capitalize on referrals from existing customers. We will continue to emphasize t and will seek to expand the scope of our industry expertise.

Hire and Retain Skilled Professionals

We believe our ability to deliver sophisticated IT solutions distinguishes us from other professional services providers. To deliver these services, we must contin and retaining skilled professionals in all disciplines and fostering collaboration among them.

We have a dedicated organizational development team that initiates and oversees the training and development of our professionals. Key organizational developm initiatives include a comprehensive orientation and training program for all new employees. Under this program, we provide ongoing technical and project managemen as well as career path management and guidance. We are committed to recruiting and hiring quality professionals and to maintaining a culture that motivates our staff w cultivating collaboration and retention. In 2004, we hired two new sales engineers, each with several years of IT experience.

Evolving Methodology

We believe that continued evolution of our methodology will strengthen our competitive position. We enhance our methodology by incorporating best practices i over numerous engagements. Through a continuous improvement program of standardized and comprehensive project launches and project-end review sessions, we co update project methodologies in real-time. Additionally, trend analyses of project reviews and customer satisfaction surveys provide valuable feedback for process improvements. As a result of this approach, our customers benefit from our cumulative experience. We will continue to enhance our process by updating the methodol used to deliver high quality solutions to customers on time and on budget.

Strategic Alliances

We believe our relationships with leading technology partners provide increased visibility and sales opportunities. We currently maintain strategic partnerships an alliances with Cisco, Citrix, Hewlett Packard, IBM, Microsoft, 3Com, and VM Ware.

Sales and Marketing

Our sales and marketing team continues to grow and develop. In the past year, we hired two sales engineers, and more recently added a VP of Technology and Busi Development who will be directing the sales engineers and implementation teams in all facets. Our sales force continues to complete manufacturer's authorization pro give them the needed expertise in a continually changing environment. The completion of the training programs by our sales force has enabled our company to gain new manufacturer's certifications required to sell the higher-end product lines we are pursuing in our overall strategy. For example, we have earned the Cisco Premier Cert Partner level qualifying us to sell high-end connectivity products and the HP EVA SAN Certification enabling us to sell enterprise storage area networks. More recentl completed the VMware certification, enabling us to reach into larger enterprise customers looking to downsize from mainframes to more economical blade servers.

Additionally, we will continue to co-sponsor quarterly marketing campaigns with our technology partners. We have scheduled several events for the next two quart VMware, Citrix, HP and Lexmark designed to reach new customers. Additionally, we continue to use our website and our marketing brochures to promote our company services. Our marketing brochures have been very successful in promoting the InfoTech brand and have brought a higher level of professionalism to our sales and marke team.

Competition

We compete in a highly competitive market with IT products and solutions providers that vary greatly in their size and technical expertise. Our primary competitors Alphanet, AMC Computers, Delta Computec Inc, Ergonomic Group, En Pointe Technologies, Inc., Gotham, Vicom, Inc. and Westwood Computers. Additionally, we ex face further competition from new market entrants and possible alliances between competitors in the future.

Certain of our current and potential competitors have greater financial, technical, marketing and other resources than we do. As a result, they may be able to respon quickly to new or emerging technologies and changes in

:mer requirements or to devote greater resources to the development, promotion and sales of their services than us. No assurance can be given that we will be able to ›ete successfully against current and future competitors.

Our ability to compete successfully depends on a number of factors such as breadth of product and service offerings, sales and marketing efforts, pricing, quality and ›ility of services, technical personnel and other support capabilities. While there can be no assurance that we will be able to continue to compete successfully with ing or new competition, we believe that we currently compete favorably due to our size and our focus on certain industry markets. InfoTech competes in one of the 's largest IT markets, the New York City metropolitan area. Our total market share is less than 1%, and we focus primarily on small to medium-sized businesses in a few fic industries. Being a small company and focusing on few specific industries gives us a competitive advantage in the following ways:

- We are a relatively small company, and, as a result, we believe we are more easily able to adapt to individual customer needs allowing us to tailor our product and ce delivery in a way that serves them best.

- Being relatively small also enables us to foster close, long-term relationships with our customers across all levels of their organization.

- Focusing on a few specific industries provides us with a better understanding of the needs of customers in those industries.

- We believe we have developed an excellent reputation in the specific industries in which we compete. This reputation provides us with referral business as well as ıg, relevant reference accounts when pursuing new clients in those industries.

LOYEES

As of December 21, 2004, we employed 31 full-time employees and 3 part-time employees. We have no collective bargaining agreements and believe our relations with employees are good.

KLOG

Customers typically do not place recurring "long-term" orders with us, resulting in a limited order backlog at any point in time. Our backlog was approximately $890,000 $640,000 at December 15, 2004 and 2003, respectively. Given the lack of recurring orders from existing customers, our failure to receive orders from existing or new omers on a continuous basis in the future would have a material adverse effect on our financial condition, results of operations and cash flows.

PLIANCE WITH ENVIRONMENTAL REGULATIONS

Federal, state, and local laws or regulations which have been enacted or adopted regulating the discharge of materials into the environment have not had, and under present ditions we do not foresee that they will have, a material adverse effect on our capital expenditures, earnings, cash flows or our competitive position. We will continue to ıitor our operations with respect to potential environmental issues, including changes in legally mandated standards.

ILABLE INFORMATION

Our internet address is www.infotechusa.com. Our internet address is included in this Annual Report on Form 10-K as an inactive textual reference only. The information ıtained on our website is not incorporated by reference into this Annual Report on Form 10-K and should not be considered part of this report. We file annual, quarterly and rent reports, proxy statements and other information with the Securities and Exchange Commission. We make available free of charge our Annual Report on Form 10-K, arterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished, as required by Section 13(a) or 15(d) of the Securities Exchange Act of 1934, through our website as soon as reasonably practicable after we electronically file such material with or furnish it to the Commission. You may ess these filings via the hyperlink to the Commission's website that we provide on our website.

ITEM 2. PROPERTIES

We lease 458 square feet of general office space in New York City at an annual rental of $63,000 pursuant to a one-year lease. This lease expires on October 31, This location adequately serves our needs and is approximately 95% utilized.

We lease 9,661 square feet of general office space in Fairfield, New Jersey at an annual rental of $157,000 pursuant to a five and a half year lease. This lease expi December 27, 2005. This location adequately serves our needs and is approximately 75% utilized.

ITEM 3. LEGAL PROCEEDINGS

On October 22, 2002, Anat Ebenstein, our former President, Chief Executive Officer and director, filed a complaint against us, Applied Digital and certain officer directors in connection with the termination of her employment. The complaint filed in the Superior Court of New Jersey, Mercer County, seeks compensatory and pu damages arising from an alleged improper termination. The action is currently in the final stages of a negotiated settlement and is not expected to go to trial. However, cannot provide any assurance that we will be successful in our attempts to negotiate a favorable settlement, and, if the case proceeds to trial, we cannot provide any ass that we will be successful in defending against these allegations. We believe that a portion of any ultimate damages may be covered under our employment practices li insurance. As of September 30, 2004, we have accrued the full amount of the insurance deductible of $250,000. An unfavorable outcome in this action, however, may a material adverse effect on our liquidity, financial position or results of operations.

We are not subject to any environmental or governmental proceedings.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of our stockholders during the fourth quarter of fiscal 2004.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock trades on the over-the-counter bulletin board under the symbol "IFTH". The following table shows, for the periods indicated, the high and low bi quotations per share of the common stock based on published financial sources. Such quotations reflect inter-dealer prices, without retail mark-up, mark-down or com and may not necessarily represent actual transactions.

	High	Low
2003		
First Quarter	$ 0.41	$ 0.16
Second Quarter	0.27	0.13
Third Quarter	0.36	0.13
Fourth Quarter	0.27	0.17
2004		
First Quarter	$ 0.30	$ 0.18
Second Quarter	0.33	0.21
Third Quarter	0.45	0.25
Fourth Quarter	0.44	0.34

Dividends

We have never paid cash dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future. The decision whether to apply legally available funds to the payment of dividends on our common stock may be made by our Board of Directors from time to time in the exercise of its business judgment. Ou financing agreement with Wells Fargo contains restrictions on our ability to declare and pay dividends.

Holders

As of December 21, 2004, there were 54 holders of record of our common stock. We believe that there are a substantially greater number of beneficial owners of s of our common stock.

6. SELECTED CONSOLIDATED FINANCIAL DATA

'he selected consolidated financial data set forth below, insofar as they relate to the five years ended September 30, 2004, are derived from, and are qualified by reference ·r audited consolidated financial statements and should be read in conjunction with those consolidated financial statements and the notes thereto. The selected ›lidated financial data as of September 30, 2000, 2001 and 2002 and for the years ended September 30, 2000 and 2001 are derived from audited consolidated financial ıents not included herein. Results for past periods are not necessarily indicative of results that may be expected for future periods.

:olidated Statement of ations Data:	For the Year Ended September 30,				
	2004	2003	2002	2001	2000
	(amounts in thousands, except per share amounts)				
revenue	$ 16,684	$ 13,608	$ 25,182	$ 36,261	$ 40,690
of sales	13,845	11,154	20,765	30,076	36,117
s profit	2,839	2,454	4,417	6,185	4,573
ating expenses	4,024[1]	3,555	4,447	6,879	6,719
from operations	(1,185)	(1,101)	(30)	(694)	(2,146)
est income (expense)	95	36	(274)	(272)	(147)
·r (expense) income	(46)	(26)	(223)	102	102
before income taxes	(1,136)	(1,091)	(527)	(864)	(2,191)
me tax (expense) benefit	(1,545)[2]	447	115	159	231
loss	$ (2,681)	$ (644)	$ (412)	$ (705)	$ (1,960)
Share Data:					
loss per share – basic	$ (0.55)	$ (0.13)	$ (0.08)	$ (0.15)	$ (0.42)
ghted average number shares outstanding – basic	4,896	4,896	4,896	4,823	4,694

›solidated Balance Sheet Data:	As of September 30,				
	2004	2003	2002	2001	2000
king capital	$ 3,103	$ 3,496	$ 4,081	$ 4,494	$ 6,063
al assets	7,005	9,368	9,757	19,071	15,630
:t term debt	907	126	148	1,954	279
ıg term debt	–	–	21	2,440	999
:kholders' equity	4,913	7,594	8,238	8,650	9,208

In the fourth quarter of 2004, we recorded an impairment charge of $701 related to goodwill.
In the fourth quarter of 2004, we recorded an impairment charge of $1,550 related to deferred tax assets.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We operate in a highly competitive industry, which in turn places constant pressures on maintaining gross profit margins. The following table sets forth, for the pe indicated, the percentage relationship to net sales of certain items in our consolidated statements of operations.

	Years Ended September 30,		
	2004	2003	2002
	%	%	%
Total revenue	100.0	100.0	100.0
Cost of sales	-83.0	-82.0	-82.5
Gross profit	17.0	18.0	17.5
Operating expenses	-24.1	-26.1	-17.6
Loss from operations	-7.1	-8.1	-0.1
Interest income (expense)	0.6	0.3	-1.1
Other (expense) income	-0.3	-0.2	-0.9
Loss before income taxes	-6.8	-8.0	-2.1
Income tax (expense) benefit	-9.3	3.3	0.5
Net loss	-16.1	-4.7	-1.6

Fiscal Year 2004 Compared to Fiscal Year 2003
(in $'000s)

Sales for fiscal year 2004 increased to $16,684 from $13,608 an increase of $3,076, or 22.6% over fiscal year 2003. The increase in revenue was primarily a resu improved market conditions and our focus on high-end, Intel-based products and related technical services. Products sales for 2004 increased $2,360, or 21.3%, comp 2003, and service sales for 2004 increased $716, or 28.2%. Market conditions continue to be good and we expect our sales volumes for both product and service sales continue to improve in the coming fiscal year. Our focus on high-end, Intel-based products, such as storage area networks, has generated additional sales from our exist customer base and has helped us to expand our overall customer base throughout fiscal year 2004.

Gross profit also increased in fiscal year 2004 to $2,839 from $2,454 in fiscal year 2003, an increase of $385 or 15.7%. The increase in gross profit was primaril result of increased revenue. Total gross margin decreased slightly from 18.0% in fiscal year 2003 to 17.0% in fiscal year 2004. Product margins decreased from 13.9% fiscal year 2003 to 13.3% in fiscal year 2004, and service margins dropped from 36.1% in 2003 to 32.3% in 2004. The decrease in our product margin was mainly a re competitive pressures, which affected our pricing throughout the year. The decrease in our service margins was primarily a result of the underutilization of technicians a engineers in the first quarter of fiscal year 2004. Despite the competitive climate, we anticipate margins for products and services to hold at the current levels in fiscal 2005 due to the improved IT market conditions and our continued focus on high-end, Intel-based products and services.

Selling, general and administrative expenses decreased in fiscal year 2004 to $3,139 from $3,332 in fiscal year 2003, a decrease of $193 or 5.8%. This decrease w primarily due to savings resulting from reductions in the size of our workforce in the second and third quarters of 2003. The decrease was offset in part by a $70 accrual in the first quarter of 2004 in connection with ongoing legal proceedings, and an increase in the size of our workforce during the third quarter of 2004 to generate and su higher sales volumes. As favorable market conditions continue, we may need to increase the size of our sales and technical staff if our sales volume continues to improv however, we expect the size of our management and administrative staff to remain relatively unchanged for fiscal year 2005. Additionally, in 2005 accounting fees are expected to increase for expenses associated with Section 404 of the Sarbanes-Oxley Act of 2002.

Depreciation and amortization expense for fiscal year 2004 decreased $39, or 17.5%, from $223 in fiscal year 2003 to $184 in fiscal year 2004. The decrease was primarily a result of certain assets being fully depreciated as of the end of fiscal year 2003.

ı the fourth quarter of 2004, following an independent valuation of the goodwill of our subsidiary, InfoTech USA, Inc., we determined that there has been an impairment)1 of our long-lived assets. The impairment was calculated using projections we compiled based on estimates of our future cash flows taking into account our history of ting losses and the overall volatility in the IT industry.

.oss from operations for fiscal year 2004 was $1,185 compared to $1,011 in fiscal year 2003. This loss from operations was primarily a result of a non-recurring charge ing from the goodwill impairment of $701 noted above.

)ther expense in fiscal year 2004 increased $20, or 76.9% to $46 from $26 in fiscal year 2003.

nterest income for fiscal year 2004 increased to $95 compared to $36 in fiscal year 2003. This was primarily due to having a full year of interest income, in 2004 from ·an made to Applied Digital on June 30, 2003, compared to only 3 months of interest income last fiscal year. The additional interest income was somewhat offset by ·st expense incurred from the Wells Fargo credit facility. Our interest expense should show increases going forward because the Wells Fargo facility should be in effect ı entire year in 2005. Additionally, the loan made to Applied Digital Solutions is scheduled to be repaid on June 30, 2005, which will reduce interest income.

ncome tax expense for fiscal year 2004 was $1,545 compared to an income tax benefit of $447 in 2003. The income tax expense for fiscal year 2004 was due to a tion allowance made to our deferred tax asset.

)ur net loss for fiscal year 2004 was $2,681 compared to a net loss of $644 in fiscal year 2003. The increase in our net loss is primarily attributable to the non-recurring ;es related to the impairment of our goodwill of $701 and the increase in the valuation allowance related to our deferred tax asset which resulted in an income tax expense ,545.

-l Year 2003 Compared to Fiscal Year 2002
'000s)

Sales for fiscal year 2003 decreased approximately 46.0%, or $11,574, to $13,608 from $25,182 in fiscal year 2002. The decrease in revenue was primarily a result of r product sales, which declined by $11,195, or 50.3%, to $11,071 from $22,266. Service revenue also fell $379, or 13.0%, to $2,537 from $2,916 in 2002. The decrease oduct and service sales was a result of an industry wide soft market that existed throughout the year. Additionally, our product sales declined as a result of our decision in l 2002 to cease selling the lower margin Unix based computer hardware, which offered little opportunity for related technical services, and focus on the higher margin based products, which provide us with the opportunity to sell related technical services. With the IT market conditions improving and the transition to focus on higher ;in Intel based products complete, we expect sales volumes to begin increasing in the coming fiscal year.

Gross profit declined by 44.4%, or $1,963, in fiscal year 2003 to $2,454 from $4,417 in fiscal year 2002. The decrease in gross profit was primarily due to the overall ease in revenue. Overall gross margin increased from 17.5% in 2002 to 18.0% in 2003. This was primarily a result of the greater proportion of higher margin services s in 2003 compared to 2002. Product gross profit percentage was 13.9% in 2003 compared to 13.8% in 2002. Service gross profit percentage was 36.1% in fiscal year 3 compared to 46.4% in fiscal year 2002. The drop in service gross profit percentage in 2003 was mainly due to the under utilization of technicians and engineers during ;ear. The service gross profit percentage is expected to improve in the coming year as we experience a higher utilization rate of our technicians and engineers due to the oving IT market conditions and our focus on higher end products and related services.

Selling, general and administrative expenses decreased $847, or 20.3%, to $3,332 for fiscal year 2003, compared to $4,179 in fiscal year 2002. The reduction in expense primarily due to reductions in our workforce in October 2002, January 2003 and again in March 2003, reducing the total number of our employees by thirteen. iitionally, commissions were lower as a result of the decline in our sales volume. These reductions were somewhat offset by an incremental legal accrual of $110. In the ıing year, as market conditions improve, our management and administrative staff is expected to be sufficient, however we may need to add additional personnel in the sales technical areas of the business as sales volume dictates.

Depreciation and amortization expense for fiscal year 2003 decreased $45, or 16.8%, from $268 in fiscal year 2002 to $223 in fiscal year 2003. The decrease was ıarily a result of certain assets being fully depreciated as of the end of fiscal year 2002.

Loss from operations increased from $30 in fiscal year 2002 to $1,101 in fiscal year 2003. This was primarily a result of reduced revenue stemming from an industry ie soft market that existed throughout the year.

Other expense in 2003 decreased $197 to $26 for fiscal year 2003 from $223 in fiscal year 2002. This decrease was primarily due to the elimination of $274 of incurred in 2002 related to the attempted VeriChip Corporation merger. The merger was terminated in October of 2002.

Interest income in fiscal year 2003 was $36 compared to an interest expense of $274 in fiscal year 2002. The interest income was earned as a result of the June 2 made to our majority stockholder, Applied Digital, and the reduction of interest expense was a result of the August 2002 payoff of the notes due to Applied Digital.

Our net loss for fiscal year 2003 increased 56.3%, or $232, to $644 from $412 in fiscal year 2002 primarily due to reduced revenue stemming from an industry market that existed throughout the year.

Liquidity and Capital Resources
(in $'000s)

Cash used in operating activities in fiscal 2004 was $1,316 compared to cash used in operating activities of $1,809 in fiscal year 2003 and cash provided by opera activities of $3,365 in fiscal year 2002. The cash used in operating activities in 2004 was primarily a result of our operating loss, an increase in accounts receivable an decrease in accounts payable. The increase in accounts receivable in 2004 was due to the overall increase in sales volume in fiscal year 2004. The decrease in accounts and accrued expenses was primarily a result of reduced outstanding balance with IBM Credit. The cash used in operating activities during 2003 was primarily a result o loss and the increase in accounts receivable. This was somewhat offset by an increase in accounts payable. The increase in accounts receivable was mainly due to a larg one of our customers near the end of fiscal year 2003. The cash provided by operating activities during 2002 was primarily a result of a large reduction in accounts rec and inventories. This was somewhat offset by a reduction in accounts payable and funding the net loss for the year. The large reduction in accounts receivable was due collection of receivables from large sales at the end of fiscal year 2001 that were not repeated at the end of fiscal year 2002.

Cash used in investing activities in fiscal year 2004 was $29 resulting from capital expenditures which was somewhat offset by a partial repayment of the loan mad Applied Digital and proceeds from disposal of equipment for its approximate carrying value. Cash used in investing activities in fiscal year 2003 of $691 was primarily of the $1,000 loan made to Applied Digital. This was somewhat offset by the decrease in cash surrender value of life insurance stemming from the surrender of an insu policy. Cash provided by investing activities of $2,447 in fiscal year 2002 was primarily the result of the sale of the Shirley, New York facility.

Net cash provided by financing activities was $781 and was primarily a result of net borrowings on our line of credit with Wells Fargo. Net cash used in financing a was $43 and $4,225 for the fiscal years 2003 and 2002, respectively. The net cash used in 2003 was a combination of payments of long-term debt and payments made Applied Digital on the line of credit. The net cash used in 2002 was primarily related to the repayment of the notes payable to Applied Digital for the purchase of InfoT USA.

Our business activities are capital intensive and, consequently, we finance our operations through arrangements with Wells Fargo and IBM Credit. Our financing ag with Wells Fargo, entered into on June 30, 2004, provides us with a $4,000 credit facility. Amounts borrowed under the credit facility bear interest at Wells Fargo's pr plus 3%. Unless earlier terminated, the credit facility matures on June 29, 2007 and automatically renews for successive one-year periods thereafter unless terminated Wells Fargo or us. Our financing agreement with IBM Credit in effect as of September 30, 2004, provides for inventory financing up to $600 and is secured by a letter credit in the amount of $600. The new wholesale financing agreement with IBM Credit was executed in connection with the Wells Fargo credit facility and replaced the Credit Agreement for Wholesale Financing dated as of April 20, 1994.

Under the terms of the credit agreement, Wells Fargo may, at its election, make advances from time to time in the amounts requested by us up to an amount equal t difference between the borrowing base and the sum of (i) the amount outstanding under the credit facility and (ii) the $600 letter of credit outstanding under the credit f which secures our obligations to IBM Credit under the wholesale financing agreement. The borrowing base is equal to the lesser of (x) $4,000 or (y) the amount equal t 85% of our eligible accounts receivable plus (b) the amount of available funds in our deposit account with Wells Fargo minus (c) certain specified reserves. As of Septe 30, 2004, we had a borrowing base of approximately $1,766 and availability of approximately $354 under the credit facility.

In connection with the execution of the credit agreement, we paid Wells Fargo an origination fee of $40. Each year, we will pay Wells Fargo a facility fee of $15 an unused line fee of 0.5% of the daily, unused amount under edit facility. In addition, we must pay Wells Fargo minimum monthly interest based on minimum borrowings of $1,500. We will incur additional fees if Wells Fargo nates the credit facility upon default or if we terminate the credit facility prior to its termination date. These fees are $120 during the first year of the credit facility, $60 g the second year of the credit facility and $20 after the second year of the credit facility.

he obligations under the credit agreement have been guaranteed by both of our subsidiaries and by us. In addition, we have pledged the stock of our subsidiaries and ned our rights under the loan agreement to Applied Digital. The credit facility is further secured by a first priority security interest in substantially all of our assets.

he credit facility requires us to maintain certain financial covenants, including, for fiscal year 2004, a book net worth (calculated without taking into account any irment or write-down of goodwill) of at least $7,300, a debt to book net worth ratio of not more than 0.8, and a minimum net income of at least 80% of the projected lative net income provided by us to Wells Fargo. In addition, the credit facility prohibits us from incurring or contracting to incur capital expenditures exceeding $50 in gregate during any fiscal year or more than $10 in any one transaction. The credit agreement contains other standard covenants related to our operations, including bitions on the creation of additional liens, the incurrence of additional debt, the payment of dividends, the sale of assets and other corporate transactions by us, without s Fargo's consent.

orrowing under the Wells Fargo line of credit amounted to $812 at September 30, 2004. Borrowing under the IBM Credit financing arrangement amounted to $346 and at September 30, 2004 and 2003, respectively, and are included in either accounts payable or accrued expenses and other liabilities.

We believe that our present financing arrangements with Wells Fargo and IBM Credit, and current cash position will be sufficient to fund our operations and capital nditures through at least September 30, 2005. Our long-term capital needs may require additional sources of credit. There can be no assurances that we will be successful gotiating additional sources of credit for our long-term capital needs. Our inability to have continuous access to such financing at reasonable costs may materially and sely impact our financial condition, results of operations and cash flows.

As described below under Item 9B – Other Information, which description is incorporated herein by reference, on December 2, 2004, we notified Wells Fargo that as of or the fiscal year ended September 30, 2004, we were not in compliance with the covenants for book net worth and cumulative net income contained in our credit ement. Wells Fargo agreed to waive such non-compliance and, on December 24, 2004, we, and our subsidiaries entered into an amendment and waiver with Wells Fargo. urrently expect to maintain compliance with the amended financial covenants contained in our credit agreement with Wells Fargo throughout the remainder of fiscal year . However, if business conditions are other than as anticipated or other unforeseen events or circumstances occur, we may have difficulty maintaining compliance with covenants. If it appears likely that such non-compliance may occur, we will seek to obtain a waiver or amendment to such financial covenants. There can be no assurance, ever, that we would be successful in negotiating such waiver or amendment or that such waiver or amendment would be granted on terms that are favorable to us. In the nce of a waiver or amendment to the financial covenants, such non-compliance would constitute an event of default under the credit agreement, and Wells Fargo would be led to accelerate the maturity of all amounts we owe them.

The table below summarizes our known contractual obligations, consisting of our operating lease commitments and our consulting agreements, as of September 30, 2004:

	Payments due by period				
	Total	Less than 1 Year	1 - 3 Years	3 -5 Years	More than 5 Years
ses – premises	$ 264	$ 220	$ 44	–	–
se – equipment	7	3	4	–	–
sulting agreement[1]	150	120	30	–	–
ls	$ 421	$ 343	$ 78	–	–

[1] Represents payments due under an executive consulting agreement with John H. Spielberger, our former majority stockholder.

Impact of Recently Issued Accounting Standards

In December 2003, the FASB issued revised Interpretation No. 46R, "Consolidation of Variable Interest Entities." Interpretation No. 46R requires companies with variable interest in a variable interest entity to apply this guidance as of the first reporting period ending after December 15, 2003. The application of the guidance cou in the consolidation of a variable interest entity. The adoption of the provision of FIN 46R did not have any impact on the Company's consolidated financial statements

In December 2004, the FASB issued SFAS No. 123 (R), "Accounting for Stock-Based Compensation." SFAS 123 (R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This Statement focuses primarily on accounting for transactions in which an enti obtains employee services in share-based payment transactions. SFAS 123 (R) requires that the fair value of such equity instruments be recognized as an expense in the historical financial statements as services are performed. Prior to SFAS 123 (R), only certain pro forma disclosures of fair value were required. SFAS 123 (R) shall be effective for the Company as of the beginning of the first interim or annual reporting period that begins after December 15, 2005. The adoption of this new accounting pronouncement is expected to have a material impact on the financial statements of the Company commencing with the quarter ending September 30, 2005.

In December 2002, the Financial Accounting Standards Board (the "FASB") issued SFAS 148 which amends SFAS 123. SFAS 148 provides alternate methods of t for a voluntary change from the intrinsic value method to the fair value method of accounting for stock-based employee compensation. However, we do not expect to n such a change. In addition, SFAS 148 amends SFAS 123 to require more prominent annual and quarterly disclosures in the financial statements about the effects of usi intrinsic value method rather than the fair value method for stock-based compensation. We have included the additional disclosures required by SFAS 148 in Note 11 t financial statements below.

In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Acti We do not hold any material derivative instruments and do not conduct any significant hedging activities.

In May 2003, the FASB issued SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). Thi statement requires that an issuer classify financial instruments that are within its scope as a liability. Many of those instruments were classified as equity under previou guidance. Most of the guidance in SFAS 150 was effective for all financial instruments entered into or modified after May 31, 2003, and otherwise was effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of the provisions of SFAS 150 did not have any impact on our consolidated financial statements.

In November 2002, the EITF reached a consensus on EITF 00-21, "Revenue Arrangements with Multiple Deliverables," related to the separation and allocation of consideration for arrangements that include multiple deliverables. The EITF requires that when the deliverables included in this type of arrangement meet certain criteri should be accounted for separately as separate units of accounting. This may result in a difference in the timing of revenue recognition but will not result in a change in total amount of revenues recognized in a bundled sales arrangement. The allocation of revenues to the separate deliverables is based on the relative fair value of each ite the fair value is not available for the delivered items then the residual method must be used. This method requires that the amount allocated to the undelivered items in t arrangement is their full fair value. This would result in the discount, if any, being allocated to the delivered items. This consensus was effective prospectively for arran entered into in fiscal periods beginning after June 15, 2003. The adoption of the provisions of EITF 00-21 did not have a material impact on our consolidated financial statements.

In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements Nos. 5, 57 and 107 and a rescission of FASB Interpretation No. 34." This Interpretation, an other things, clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The adoption of the i recognition and measurement provisions of the Interpretation was required for guarantees issued or modified after December 31, 2002. Such adoption did not have a ma impact on our consolidated financial statements.

Inflation

In the opinion of management, inflation has not had a material effect on our operations.

Critical Accounting Policies

The Securities and Exchange Commission has previously issued disclosure guidance for "critical accounting policies." The Commission defines "critical accounting policies" as those that require the application of management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.

Our significant accounting policies are described in Note 1 to our consolidated financial statements, contained elsewhere in this report. We believe that the followi accounting policies or estimates require the application of management's most difficult, subjective or complex judgments:

Estimating Allowances for Doubtful Accounts Receivable

We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer's current credit worthiness, as deter by our review of their current credit information. We continuously monitor collections and payments from our customers and maintain a provision for estimated credit l based upon our historical experience and any specific customer collection issues that we have identified.

· such credit losses have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit ⁼tes that we have in the past. A significant change in the liquidity or financial position of any of our significant customers could have a material adverse effect on the :tibility of our accounts receivable and our future operating results.

ıtion of Deferred Tax Assets

Ve regularly evaluate our ability to recover the reported amount of our deferred income taxes considering several factors, including our estimate of the likelihood that we ,enerate sufficient taxable income in future years in which temporary differences reverse. Presently we believe it is not likely that we will be able to realize a substantial ›n of the benefit of our deferred tax assets. This is primarily based on the combination of our historical losses, our loss incurred in fiscal year ended September 30, 2004, ıe general outlook for the IT industry, resulting in an expectation of marginal profitability in the future. As a result we recorded a valuation allowance of $1,550 at .mber 30, 2004.

ıtion of Long-Lived Assets

Ve assess the recoverability of long-lived assets and intangible assets whenever we determine that events or changes in circumstances indicate that their carrying amount ıot be recoverable. Our assessment is primarily based upon our estimate of future cash flows associated with these assets. Due to our historical losses, the loss incurred :al year ended September 30, 2004, and the general outlook for the IT industry, we project marginal profitability in the future. Accordingly, we have determined that as of ·mber 30, 2004, there has been an impairment of $701 of our long-lived assets.

7A. Quantitative and Qualitative Disclosures About Market Risk

We presently do not use any derivative financial instruments to hedge our exposure to adverse fluctuations in interest rates, foreign exchange rates, fluctuations in ıodity prices or other market risks, nor do we invest in speculative financial instruments. For InfoTech USA, borrowings under the financing agreement with Wells Fargo t Wells Fargo's prime rate plus 3%. We do not have any investments in any instruments that are sensitive to changes in the general level of U.S. interest rates.

Due to the nature of our borrowings, we have concluded that there is no material market risk exposure and, therefore, no quantitative tabular disclosures are required.

8. Financial Statements and Supplementary Data

Our consolidated financial statements and supplementary data included in this Annual Report are listed in Item 15 and begin immediately after Item 15.

9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

9A. Controls and Procedures

As of the end of the period covered by this report, management, including our principal executive officer and principal financial officer, evaluated the effectiveness of the gn and operation of our disclosure controls and procedures with respect to the information generated for use in our reporting system. Based upon, and as of the date of that uation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 are recorded, processed, summarized and reported ıin the time periods specified by the Commission's rules and forms.

There was no change in our internal control over financial reporting during the quarter ended September 30, 2004 that has materially affected, or that is reasonably likely ıaterially affect, our internal control over financial reporting.

It should be noted that our management, including our principal executive officer and principal financial officer, does not expect that our disclosure controls and :edures or internal controls over financial reporting will prevent all error and all fraud. A control system, no matter how well conceived or operated, can provide only ·onable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all co systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations i the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumv the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential fu conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorat Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

ITEM 9B. OTHER INFORMATION

Amendment and Waiver to Credit Agreement
(in $'000s)

On December 2, 2004, we notified Wells Fargo that as of and for the fiscal year ended September 30, 2004, we were not in compliance with the covenants for bo worth and cumulative net income contained in our credit agreement. Under the terms of our credit agreement with Wells Fargo, we were required to have book net wo defined in the credit agreement, at September 30, 2004 of at least $7,300 and cumulative net loss, as defined in the credit agreement, for the fiscal year ended Septem 2004, not to exceed $246. Wells Fargo agreed to waive such non-compliance and, on December 24, 2004, we, and our subsidiaries entered into an amendment and wai Wells Fargo. In connection therewith, we agreed to pay Wells Fargo a $40 waiver fee in four equal installments of $10 on each of January 3, 2005, February 7, 2005, 2005 and April 4, 2005.

Under the terms of the amendment and waiver, we are required to maintain (i) a debt to book net worth ratio, as defined in the credit agreement, of not more than for each fiscal quarter, (ii) a minimum book net worth, as defined in the credit agreement, of at least $3,100 for each fiscal quarter and (iii) a net loss, as defined in the agreement, not to exceed $121 for the fiscal quarter ended December 31, 2004 and $28 for the two fiscal quarters ended March 31, 2005, a minimum net income, as in the credit agreement, of at least $2 for the three fiscal quarters ended June 30, 2005 and a net loss not to exceed $60 for the year ended September 30, 2005.

A copy of the amendment and waiver is filed as an exhibit to this annual report. The foregoing description of the amendment and waiver is only a summary and is q in its entirety by the full text of the amendment and waiver, which is incorporated by reference herein.

PART III

0. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

ıformation regarding our directors and executive officers is set forth under the captions "Election of Director and Ratification of Appointment of Director – Board of :ors," "– Legal Proceedings and Indemnification," "– Directorships," "– Board Committees and Meetings," "– Code of Ethics," "– Section 16(a) Beneficial Ownership ting Compliance" and "– Executive Officers and Significant Employees" in the Proxy Statement for our 2005 Annual Meeting of Stockholders, which information is ›orated herein by reference.

11. EXECUTIVE COMPENSATION

ıformation regarding executive compensation is set forth under the captions "Election of Director and Ratification of Appointment of Director – Executive ›ensation," "– Option Grants in Last Fiscal Year," "– Aggregate Option Exercises in Last Fiscal Year and Year-End Values," "– Compensation of Directors" and "– ›ensation Committee Interlocks and Insider Participation in Compensation Decisions" in the Proxy Statement for our 2005 Annual Meeting of Stockholders, which ııation is incorporated herein by reference.

12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

nformation regarding security ownership of certain beneficial owners and management is set forth under the captions "Election of Director and Ratification of ›intment of Director – Ownership of Equity Securities," and "– Principal Stockholders" in the Proxy Statement for our 2005 Annual Meeting of Stockholders, which ınation is incorporated herein by reference.

:quity Compensation Plan Information

I he following table sets forth information regarding our compensation plans (including individual compensation arrangements) under which shares of our common stock ›thorized for issuance as of September 30, 2004:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders	3,205,000 [(1)]	$0.312	3,967,000
Equity compensation plans not approved by securities holders	950,000 [(2)]	0.699	–

Represents 3,075,000 options which have previously been granted and which remain outstanding under our 2001 Flexible Stock Plan and 130,000 options which have previously been granted and which remain outstanding under our 1998 Stock Option Plan. Our 2001 Flexible Stock Plan initially had 2,500,000 shares of common stock reserved for issuance. This number is subject to an annual increase of 25% of the number of outstanding shares of common stock as of January 1 of each year but may not exceed 10,000,000 in the aggregate.

Represents (i) 350,000 options issued to consultants in connection with the provision of certain investment advisory services for us; (ii) 300,000 options issued in December 2000 to David A. Loppert, our former Chief Executive Officer, in connection with his employment with us and (iii) 300,000 warrants issued in December 2000 to John H. Spielberger, a former stockholder, in connection with the sale of his shares to Applied Digital Solutions.

13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information regarding certain relationships and related transactions is set forth under the caption "Election of Director and Ratification of Appointment of Director – ıain Relationships and Related Transactions" in the Proxy Statement for our 2005 Annual Meeting of Stockholders, which information is incorporated herein by reference.

14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information regarding our principal accountant fees and services is set forth under the caption "Ratification of Selection of Independent Registered Public Accounting ıı – Principal Accountant Fees and Services" in the Proxy Statement for our 2005 Annual Meeting of Stockholders, which information is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) The financial statements and financial statement schedules listed below are included in this report

Report of Independent Registered Public Accounting Firm

Financial Statements

- Consolidated Balance Sheets
- Consolidated Statements of Operations
- Consolidated Statements of Stockholders' Equity
- Consolidated Statements of Cash Flows
- Notes to Consolidated Financial Statements

Financial Statement Schedule

- Schedule of Valuation and Qualifying Accounts

(a)(2) Financial statement schedules have been included in Item 15(a)(1) above.

(a)(3) Exhibits

See Index to Exhibits filed as part of this annual report on Form 10-K.

(c) Exhibits – Included in Item 15(a)(3) above.

SIGNATURES

'ursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the signed, thereunto duly authorized.

InfoTech USA, Inc.

By: /s/ J. ROBERT PATTERSON
J. Robert Patterson
Vice President, Treasurer, Chief Financial Officer
and Director

Date: December 29, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the ities and on the dates indicated.

Signature	Title	Date
/S/ KEVIN MCLAUGHLIN (Kevin McLaughlin)	Chairman of the Board of Directors and Secretary	December 29, 2004
/S/ SEBASTIAN F. PEREZ (Sebastian F. Perez)	Chief Operating Officer, Acting President and Chief Executive Officer (Principal Executive Officer)	December 29, 2004
/S/ J. ROBERT PATTERSON (J. Robert Patterson)	Vice President, Treasurer, Chief Financial Officer and Director (Principal Financial Officer and Principal Accounting Officer)	December 29, 2004
/S/ CHARLES L. DOHERTY (Charles L. Doherty)	Director	December 29, 2004
/S/ JEFFREY S. COBB (Jeffrey S. Cobb)	Director	December 29, 2004

LIST OF EXHIBITS
(Item 14 (c))

Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation dated April 21, 1997 (incorporated by reference to Exhibit 3.1 to the registrant's Quarterly Report on F Q filed with the Commission on May 14, 2004)
3.2	Certificate of Amendment of Certificate of Incorporation dated March 22, 2002 (incorporated by reference to Exhibit 3.2 to the registrant's Quarterly Rep Form 10-Q filed with the Commission on May 14, 2004)
3.3	Certificate of Amendment of Certificate of Incorporation dated April 9, 2004 (incorporated by reference to Exhibit 3.3 to the registrant's Quarterly Report 10-Q filed with the Commission on May 14, 2004)
3.4	Amended and Restated By-Laws (incorporated by reference to Exhibit 3.4 to the registrant's Quarterly Report on Form 10-Q filed with the Commission on 2004)
4.1	Non-Qualified Stock Option Award Granted to David A. Loppert dated January 1, 2001 (incorporated by reference to Exhibit 4.1 to the registrant's Annual R Form 10-K filed with the Commission on December 23, 2003)
10.1	Credit and Security Agreement, dated June 29, 2004, by and among InfoTech USA, Inc., InfoTech USA, Inc., Information Technology Services, Inc. and Well Business Credit, Inc. (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed with the Commission on July 8, 2004)
10.2	Guaranty by Corporations, dated June 29, 2004, by and among InfoTech USA, Inc., Information Technology Services, Inc. and Wells Fargo Business Credit, I (incorporated by reference to Exhibit 10.2 to the registrant's Current Report on Form 8-K filed with the Commission on July 8, 2004)
10.3	Stock Pledge Agreement, dated June 29, 2004, by and between InfoTech USA, Inc. and Wells Fargo Business Credit, Inc. (incorporated by reference to Exhil to the registrant's Current Report on Form 8-K filed with the Commission on July 8, 2004)
10.4	Collateral Assignment of Note, dated June 29, 2004, by and between InfoTech USA, Inc. and Wells Fargo Business Credit, Inc. (incorporated by reference to 10.4 to the registrant's Current Report on Form 8-K filed with the Commission on July 8, 2004)
10.5	First Amendment and Waiver, dated as of December 24, 2004, among InfoTech USA, Inc., the registrant, Information Technology Services, Inc. and Wells Fa Business Credit, Inc.
10.6	Agreement for Wholesale Financing, dated June 30, 2004, by and between IBM Credit, LLC and InfoTech USA, Inc. (incorporated by reference to Exhibit 10 the registrant's Current Report on Form 8-K filed with the Commission on July 8, 2004)
10.7	Commercial Loan Agreement, dated June 27, 2004, between InfoTech USA, Inc. and Applied Digital Solutions, Inc. (incorporated by reference to Exhibit 10. registrant's Current Report on Form 8-K, dated June 27, 2004, filed with the Commission on July 11, 2004)
10.8	Term Note, dated June 27, 2004, issued by Applied Digital Solutions, Inc. in favor of InfoTech USA, Inc. (incorporated by reference to Exhibit 10.2 to the registrant's Current Report on Form 8-K, dated June 27, 2004, filed with the Commission on July 11, 2004)
10.9	Stock Pledge Agreement, dated June 27, 2004, between Applied Digital Solutions, Inc. and InfoTech USA, Inc. (incorporated by reference to Exhibit 10.3 to t registrant's Current Report on Form 8-K, dated June 27, 2004, filed with the Commission on July 11, 2004)

	First Amendment to Loan Documents, dated June 28, 2004, by and between Applied Digital Solutions, Inc. and InfoTech USA, Inc. (incorporated by reference to Exhibit 10.6 to the registrant's Current Report on Form 8-K filed with the Commission on July 8, 2004)
*	1998 Incentive Stock Option Plan, as Amended (incorporated herein by reference to Exhibit 99 to the registrant's definitive Proxy Statement filed with the Commission on December 27, 1999)
*	1999 Employee Stock Purchase Plan (incorporated herein by reference to Exhibit A to the registrant's definitive Proxy Statement filed with the Commission on December 28, 1998)
*	2001 Flexible Stock Plan (incorporated herein by reference (incorporated herein by reference to Exhibit A to the Company's definitive Proxy Statement filed with the Commission on February 28, 2001)
	Sublease Agreement dated as of May 25, 2000 by and between Sungard Portfolio Solutions and Information Products Center, Inc. (incorporated by reference to Exhibit 10.13 to the registrant's Annual Report on Form 10-K filed with the Commission on December 23, 2003)
	List of Subsidiaries
	Certification by Chief Executive Officer of the registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
	Certification by Chief Financial Officer of the registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
	Certification by Chief Executive Officer of the registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
	Certification by Chief Financial Officer of the registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Management contract or compensatory plan.

[This page intentionally left blank]

nts

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
InfoTech USA, Inc.
Fairfield, New Jersey

We have audited the accompanying consolidated balance sheets of InfoTech USA, Inc. and Subsidiaries as of September 30, 2004 and 2003, and the related co statements of operations, stockholders' equity and cash flows for the years ended September 30, 2004, 2003 and 2002. These consolidated financial statemen responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and s estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinio

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of InfoTech USA, Inc. and Subsi of September 30, 2004 and 2003, and their results of operations and cash flows for the years ended September 30, 2004, 2003 and 2002, in conformity with ac principles generally accepted in the United States of America.

Our audits referred to above included the information in Schedule II, which presents fairly, in all material respects, when read in conjunction with the consolidated statements, the information required to be set forth therein.

/s/ J. H. Cohn LLP

Roseland, New Jersey
December 24, 2004

CONSOLIDATED BALANCE SHEETS
(In thousands, except par value)

Assets

	September 30, 2004	2003
ent Assets		
Cash and cash equivalents	$ 291	$ 855
Accounts receivable (net of allowance for doubtful accounts of $97 and $113)	3,377	2,955
Inventories	113	120
Deferred tax assets	—	44
Note receivable - Parent Company	1,000	1,013
Other current assets	414	283
Total Current Assets	5,195	5,270
rty, equipment and improvements, net	183	325
dwill, net	1,453	2,154
assets	174	1,619
Assets	$ 7,005	$ 9,368

Liabilities And Stockholders' Equity

	2004	2003
rent Liabilities		
Current maturities of capital lease obligations	$ —	$ 21
Line of credit - Wells Fargo	812	—
Amounts due to Parent Company	95	105
Accounts payable	264	146
Accrued expenses and other liabilities	921	1,502
Total Liabilities	2,092	1,774
mitments and contingencies		
kholders' Equity		
Preferred shares:		
Authorized 5,000 shares, no par value: none issued	—	—
Common shares:		
Authorized 80,000 shares of $.01 par value; 5,757 shares issued; 4,896 shares outstanding	58	58
Additional paid-in capital	6,653	6,653
(Accumulated deficit) retained earnings	(880)	1,801
Treasury stock (861 shares, carried at cost)	(918)	(918)
Total Stockholders' Equity	4,913	7,594
al Liabilities and Stockholders' Equity	$ 7,005	$ 9,368

the accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	For The Years Ended September 30,		
	2004	2003	
Revenue			
Product revenue	$ 13,431	$ 11,071	$
Service revenue	3,253	2,537	
Total revenue	16,684	13,608	
Cost of sales			
Cost of products sold	11,642	9,533	
Cost of services sold	2,203	1,621	
Total cost of products and services sold	13,845	11,154	
Gross profit	2,839	2,454	
Selling, general and administrative expenses	3,139	3,332	
Depreciation and amortization	184	223	
Asset impairment	701	—	
Loss from operations	(1,185)	(1,101)	
Other expense, net	46	26	
Interest (income) expense	(95)	(36)	
Loss before income tax expense (benefit)	(1,136)	(1,091)	
Income tax expense (benefit)	1,545	(447)	
Net Loss	$ (2,681)	$ (644)	$
Net Loss Per Common Share - Basic	$ (0.55)	$ (0.13)	$
Weighted Average Number Of Common Shares Outstanding - Basic	4,896	4,896	

See the accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For The Years Ended September 30, 2004, 2003 and 2002
(In thousands)

	Common Stock		Additional Paid-In	Retained Earnings (Accumulated	Treasury	Total Stockholders'
	Number	Amount	Capital	Deficit)	Stock	Equity
ıce – October 1, 2001	5,757	$ 58	$ 6,653	$ 2,857	$ (918)	$ 8,650
.oss	—	—	—	(412)	—	(412)
ıce – September 30, 2002	5,757	58	6,653	2,445	(918)	8,238
.oss	—	—	—	(644)	—	(644)
.ıce – September 30, 2003	5,757	58	6,653	1,801	(918)	7,594
.oss	—	—	—	(2,681)	—	(2,681)
ııce – September 30, 2004	5,757	$ 58	$ 6,653	$ (880)	$ (918)	$ 4,913

he accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For The Years Ended September 30,		
	2004	2003	[illegible]
Cash flows from operating activities			
Net loss	$ **(2,681)**	$ (644)	$
Adjustments to reconcile net loss to net cash			
(used in) provided by operating activities:			
Depreciation and amortization	**184**	223	
Deferred income taxes	**1,545**	(450)	
Asset impairment	**701**	—	
Changes in operating assets and liabilities:			
(Increase) decrease in accounts receivable	**(422)**	(1,042)	
Decrease (increase) in inventories	**7**	(29)	
(Increase) decrease in other current assets	**(131)**	(167)	
(Increase) decrease in other assets	**(56)**	—	
(Decrease) increase in accounts payable			
and accrued expenses	**(463)**	300	
Net cash (used in) provided by operating activities	**(1,316)**	(1,809)	
Cash flows from investing activities			
Capital expenditures	**(48)**	(25)	
Payments received on trade note receivable	**—**	18	
Notes received for loan to Parent Company	**13**	(1,013)	
Proceeds from disposition of property and equipment	**6**	—	
Net decrease (increase) in cash surrender value of life insurance	**—**	329	
Net cash (used in) provided by investing activities	**(29)**	(691)	
Cash flows from financing activities			
Net borrowings on Wells Fargo line of credit	**812**	—	
Payments of capital lease obligations and other long-term debt	**(21)**	(21)	(
Net payments on Parent Company line of credit	**(10)**	(22)	
Net cash provided by (used in) financing activities	**781**	(43)	(
Net (decrease) increase in cash and cash equivalents	**(564)**	(2,543)	
Cash and cash equivalents – beginning of year	**855**	3,398	
Cash and cash equivalents – end of year	$ **291**	$ 855	$
Supplemental disclosure of cash flow information			
Income taxes paid	$ **29**	$ 35	$
Interest paid	**70**	23	

See the accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands Except Per Share Amounts)

1 – Summary Of Significant Accounting Policies

Business Organization And Basis Of Presentation

InfoTech USA, Inc. (the "Company") was incorporated on September 30, 1987 as a Delaware corporation. The Company has two subsidiaries: Information Technology Services, Inc. (doing business as InfoTech), a New York Corporation since 1980, and InfoTech USA, Inc., a New Jersey corporation since 1983. The Company is controlled by its 53% majority stockholder, Applied Digital Solutions, Inc. ("ADS", "Applied Digital" or the "Parent Company").

The Company, through its subsidiaries, is a supplier and systems integrator of a broad range of computer services and related products. The Company conducts business in the New York City Metropolitan area and New Jersey. The Company's customers are generally medium to large size entities.

Change In Control

On December 14, 2000, pursuant to the terms of a Stock Purchase Agreement, as amended, between the selling stockholders described in Note 2 and ADS, a Missouri corporation, ADS acquired approximately 55% of the then issued and outstanding common stock of the Company, resulting in a change in control.

Basis Of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

Use Of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

For product sales, the Company recognizes revenue upon delivery in accordance with the applicable product's shipping terms. The Company has no c for warranties on new hardware sales, because the manufacturer provides the warranties. For consulting and other services, the Company recognize based on the direct labor hours incurred for services rendered times the standard billing rate, adjusted to realizable value, if necessary. Revenues fi contracts involving both products and consulting and other services are allocated to each element based on the relative fair value of each element. The C does not offer a warranty policy for services to customers. Revenues are not recognized unless prices are fixed or determinable and collectibility is re assured.

The Company does not require any collateral in connection with sales of products or services. It provides an allowance for doubtful accounts equ estimated collection losses based on historical experience coupled with a review of the current status of existing receivables.

Inventories

Inventories consist principally of computer hardware and software and are valued at the lower of cost (first-in, first-out) or market. Substantially all i items are finished goods.

The Company reviews the movement of inventories on an item-by-item basis to determine the value of items which are slow moving. After consid potential for near term product engineering changes and/or technological obsolescence and current realizability due to changes in returns and price p policies, the Company determines the need for an inventory valuation allowance. The allowance was $29, $39 and $78 as of September 30, 2004, 2 2002, respectively.

Property, Equipment And Improvements

Property, equipment and improvements are stated at cost, net of accumulated depreciation and amortization. Expenditures for maintenance and re charged against operations as incurred. Upon retirement or sale, any assets disposed are removed from the accounts and any resulting gain or loss is ref the results of operations. Capitalized values of property under leases are amortized over the life of the lease or the estimated life of the asset, whicheve

Depreciation and amortization are computed using straight-line and accelerated method over the following estimated useful lives:

	Estimated Useful Life
Vehicles	1-5 years
Computer equipment	5 years
Furniture and fixtures	7 years
Leasehold improvements	5 years

Impairment losses on long-lived assets, such as equipment and improvements, are recognized when events or changes in circumstances indicate that the undiscounted cash flows estimated to be generated by such assets are less than their carrying value and, accordingly, all or a portion of such carrying value may not be recoverable. Impairment losses are then measured by comparing the fair value of assets to their carrying amounts.

Goodwill

The cost in excess of fair value of net assets of businesses acquired is recorded as goodwill. Prior to the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," ("SFAS 142") in fiscal 2002, goodwill was amortized on a straight-line basis over 10 years. Goodwill is no longer amortized. Instead, it is tested at least annually for impairment. Goodwill is deemed to be impaired only when the carrying amount exceeds the estimated fair value, which is determined based on models that incorporate estimates of future profitability and cash flows. See Note 4 for the impact of the adoption of SFAS 142 on the consolidated financial statements and a charge for impairment in 2004.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," ("SFAS 109") which requires the use of the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The income tax provision or credit is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Net Income (Loss) Per Common Share

The Company presents "basic" income (loss) per common share and, if applicable, "diluted" income per common share, pursuant to the provisions of Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"). Basic income (loss) per common share is calculated by dividing net income or loss by the weighted average number of common shares outstanding during each period. The calculation of diluted income per common share is similar to that of basic income per common share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if all potentially dilutive common shares, such as those issuable upon the exercise of stock options, were issued during the period.

Since the Company had net losses in 2004, 2003 and 2002, the assumed effects of the exercise of employee stock options for the purchase of 3,855, 4,070 and 4,970 common shares outstanding at September 30, 2004, 2003 and 2002, respectively, would have been anti-dilutive.

Cash And Cash Equivalents

The Company considers all liquid instruments with a maturity of three months or less at the date of purchase to be cash equivalents.

Fair Value Of Financial Instruments

The carrying values of financial instruments including cash and cash equivalents, accounts receivable and accounts payable approximate fair value d relatively short maturity of these instruments. The carrying value of the note receivable from the Parent Company and the line of credit borrowing app fair values because they bear interests at market interest rates and have a relatively short maturities. The carrying values of the cash surrender valu insurance policies approximate fair values because the balance is recorded at the amount realizable if the policies were terminated as of the balance she

Stock-based compensation

In accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), the Comp recognize compensation costs as a result of the issuance of stock options to employees, including directors, based on the excess, if any, of the fair valu underlying stock at the date of grant or award (or at an appropriate subsequent measurement date) over the amount the employees must pay to acquire t (the "intrinsic value method"). However, the Company will not be required to recognize compensation expense as a result of any grants to employe exercise price that is equal to or greater than fair value. The Company will also make pro forma disclosures, as required by Statement of Financial Acc Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") and Statement of Financial Accounting Standards No. 148, "Accoun Stock-Based Compensation-Transition and Disclosures" ("SFAS 148") of net income or loss as if the Black-Scholes option pricing model, which is a fa based method of accounting for stock options under SFAS 123, had been applied if such amounts differ materially from the historical amounts.

No earned or unearned compensation cost was recognized in the accompanying consolidated financial statements for the stock options granted by the C to its employees since all of those options have been granted at exercise prices that equaled or exceeded the market value at the date of grant. The Co historical net loss and net loss per common share and pro forma net loss and net loss per common share assuming compensation cost had been deter 2004, 2003 and 2002 based on the fair value at the grant date for all awards by the Company and amortized over the vesting period consistent provisions of SFAS 123 are set forth below:

	2004		2003		2002
›ss - as reported	$	**(2,681)**	$	(644)	$	(412)
:t total stock-based employee compensation expense determined under a fair value based :thod for all awards, net of related tax effects		**(138)**		—		(191)
›ss - pro forma	$	**(2,819)**	$	(644)	$	(603)
.oss Per Common Share:						
¦asic - as reported	$	**(0.55)**	$	(0.13)	$	(0.08)
¦asic - pro forma		**(0.58)**		(0.13)		(0.12)

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model. The following weighted-average assumptions were used for determining the fair value of options granted in 2004 and 2002:

	2004	2002
Risk-free interest rates	**4.5%**	3.5%
Expected option lives	**8 years**	4 years
Expected volatilities	**109%**	169%
Expected dividend yields	**0%**	0%

In accordance with the provisions of SFAS 123, all other issuances of common stock, stock options or other equity instruments to employees and non-employees as the consideration for goods or services received by the Company are accounted for based on the fair value of the equity instruments issued (unless the fair value of the consideration received can be more reliably measured). The fair value of any options or similar equity instruments issued will be estimated based on the Black-Scholes option-pricing model, and the assumption that all of the options or other equity instruments will ultimately vest. Such fair value is measured as of an appropriate date pursuant to the EITF Issue No. 96-18 (generally, the earlier of the date the other party becomes committed to provide goods or services or the date performance by the other party is complete) and capitalized or expensed as if the Company had paid cash for the goods or services.

Note 2 – Other Current Assets

	2004	
Vendor receivables (rebates and returns)	$ 74	$
Prepaid expenses	219	
Miscellaneous receivable	116	
Other	5	
Totals	$ 414	$

Note 3 – Property, Equipment And Improvements

	2004	
Vehicles	$ —	$
Computer equipment	1,462	
Furniture and fixtures	277	
Leasehold improvements	69	
	1,808	
Less accumulated depreciation and amortization	(1,625)	
Totals	$ 183	$

Included above are computer equipment and furniture and fixtures acquired under capital lease obligations in the amount of $64 at September 30, 2004 and 2003. Related accumulated depreciation amounted to $64 and $44 at September 30, 2004 and 2003, respectively. Amortization expense of capital lease assets is included in depreciation expense.

Depreciation and amortization charged to operations amounted to $184, $223 and $268 for 2004, 2003 and 2002, respectively.

On January 28, 2002, the Company sold its facilities in Shirley, New York for $2,400. The sale generated cash of approximately $1,300 after repaying the related mortgage and other transaction fees. The Company has centralized all back office and warehousing operations in its Fairfield, New Jersey location, which has become the new corporate headquarters.

4 – Goodwill

Goodwill consists of the unamortized excess of cost over fair value of tangible and identifiable intangible assets of InfoTech USA, Inc. at the date of acquisition. The Company applied APB No. 16, "Business Combinations," and used the purchase method of accounting for this acquisition in 2001. Goodwill at September 30, 2004 and 2003 consists of:

	2004	2003
Original balance	$ 2,339	$ 2,339
Less accumulated amortization	(185)	(185)
Less impairment	(701)	—
Carrying value	$ 1,453	$ 2,154

Effective October 1, 2001, the Company adopted SFAS 142. Under SFAS 142, goodwill amortization ceased upon the adoption of the new standard. SFAS 142 also require an initial goodwill impairment assessment in the year of adoption and annual impairment tests thereafter. Valuation analysis testing for goodwill impairment as of September 30, 2004 resulted in a charge of $701 for goodwill impairment.

Note 5 – Other Assets

	2004	
Long-term net deferred tax assets	$ —	$
Cash surrender value of life insurance policies	76	
Other	98	
Totals	$ 174	$

Note 6 – Financing Arrangements

The Company's financing agreement with Wells Fargo, entered into on June 30, 2004, provides financing up to $4,000. Amounts borrowed under t facility bear interest at Wells Fargo's prime rate plus 3%. Unless earlier terminated, the credit facility matures on June 29, 2007 and automatically re successive one-year periods thereafter unless terminated by Wells Fargo or the Company. The financing agreement with IBM Credit in effect as of S 30, 2004, provides for inventory financing up to $600 and is secured by a letter of credit in the amount of $600. The new wholesale financing agreem IBM Credit was executed in connection with the Wells Fargo credit facility and replaced the IBM Credit Agreement for Wholesale Financing dated as 20, 1994.

Under the terms of the credit agreement, Wells Fargo may, at its election, make advances from time to time in the amounts requested by the Company amount equal to the difference between the borrowing base and the sum of (i) the amount outstanding under the credit facility and (ii) the $600 letter outstanding under the credit facility which secures our obligations to IBM Credit under the wholesale financing agreement. The borrowing base is equ lesser of (x) $4,000 or (y) the amount equal to (a) 85% of our eligible accounts receivable plus (b) the amount of available funds in our deposit acco Wells Fargo minus (c) certain specified reserves. As of September 30, 2004, the Company had a borrowing base of approximately $1,766 and availa approximately $354 under the credit facility.

In connection with the execution of the credit agreement, the Company paid Wells Fargo an origination fee of $40. Each year, the Company must pa Fargo a facility fee of $15 and an unused line fee of 0.5% of the daily, unused amount under the credit facility. Additionally, there is minimum monthly based on minimum borrowings of $1,500. The Company will incur additional fees if Wells Fargo terminates the credit facility upon default or if the C terminates the credit facility prior to its termination date. These fees are $120 during the first year of the credit facility, $60 during the second yea credit facility and $20 after the second year of the credit facility.

The obligations under the credit agreement have been guaranteed by the Company and by both of the Company's subsidiaries. In addition, the Comp pledged the stock of its subsidiaries and assigned the rights under the loan agreement to Applied Digital. The credit facility is further secured by a first security interest in substantially all assets.

The credit facility requires the Company to maintain certain financial covenants, for fiscal year 2004, including a book net worth (calculated without tak account any impairment or write-down of goodwill) of at least $7,300, a debt to book net worth ratio of not more than 0.8, and a minimum net income of least 80% of the projected cumulative net income provided by the Company to Wells Fargo. In addition, the credit facility prohibits incurring or contracting to incur capital expenditures exceeding $50 in the aggregate during any fiscal year or more than $10 in any one transaction. The credit agreement contains other standard covenants related to our operations, including prohibitions on the creation of additional liens, the incurrence of additional debt, the payment of dividends, the sale of certain assets and other corporate transactions by the Company, without Wells Fargo's consent.

Borrowings under the Wells Fargo line of credit amounted to $812 at September 30, 2004. Borrowings under the IBM Credit financing arrangement amounted to $346 and $469 at September 30, 2004 and 2003, respectively, and are included in either accounts payable or accrued expenses and other liabilities.

Management believes that the present financing arrangements with Wells Fargo and IBM Credit, and current cash position will be sufficient to fund the Company's operations and capital expenditures through at least September 30, 2005. The Company's long-term capital needs may require additional sources of credit. There can be no assurances that the Company will be successful in negotiating additional sources of credit for its long-term capital needs. The Company's inability to have continuous access to such financing at reasonable costs may materially and adversely impact its financial condition, results of operations and cash flows.

On December 2, 2004, the Company notified Wells Fargo that as of and for the fiscal year ended September 30, 2004, the Company was not in compliance with the covenants for book net worth and cumulative net income contained in the Company's credit agreement. Wells Fargo agreed to waive such non-compliance and, on December 24, 2004, the Company and the Company's subsidiaries entered into an amendment and waiver with Wells Fargo. Management currently expects to maintain compliance with the amended financial covenants contained in the Company's credit agreement with Wells Fargo throughout the remainder of fiscal year 2005. However, if business conditions are other than as anticipated or other unforeseen events or circumstances occur, the Company may have difficulty maintaining compliance with these covenants. If it appears likely that such non-compliance may occur, the Company will seek to obtain a waiver or amendment to such financial covenants. There can be no assurance, however, that the Company would be successful in negotiating such waiver or amendment or that such waiver or amendment would be granted on terms that are favorable to the Company. In the absence of a waiver or amendment to the financial covenants, such non-compliance would constitute an event of default under the credit agreement, and Wells Fargo would be entitled to accelerate the maturity of all amounts the Company owes them.

: 7 – Income Taxes

Income tax expense (benefit) consists of the following:

	Years Ended September 30,		
	2004	2003	2002
rent	**$ —**	$ —	$ —
erred	**1,545**	(447)	(115)
Totals	**$ 1,545**	$ (447)	$ (115)

The reconciliation of the effective tax rate with the statutory Federal income tax rate is as follows:

	Years Ended September 30,	
	2004	2003
	%	%
Statutory rate	(34)	(34)
Non-deductible permanent difference	9	3
Non-deductible goodwill write-off	(183)	—
State income taxes, net of Federal benefits	(6)	(6)
Non-deductible deferred tax asset write-off	354	—
Other	(4)	(4)
Totals	136	(41)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

		2004	
Deferred Tax Assets:			
Asset reserves	$	52	$
Investments		—	
Accruals		102	
Stock options		19	
Net operating loss carryforwards		1,985	
Gross deferred tax assets		2,158	
Valuation allowance		(2,124)	
Totals		34	
Deferred Tax Liabilities - property and equipment		(34)	
Net Deferred Tax Assets	$	—	$

The current and long-term components of the net deferred tax assets are as follows:

		2003
Current net deferred tax assets	$	44
Long-term net deferred tax assets		1,501
Total	$	1,545

At September 30, 2004, the Company has net operating loss carryforwards of approximately $4,800, which will expire in varying amounts between 2022 and 2023. Utilization of the Company's net operating losses is subject to a substantial annual limitation due to ownership change limitations provided by the Internal Revenue Code and similar state provisions. Realization of deferred tax assets is dependent upon future earnings, the timing and amount of which are uncertain.

As of September 30, 2004, management believes the Company is not likely to realize a substantial portion of the tax benefits from its deferred tax assets in subsequent years. This is based primarily on the Company's history of losses and the Company's susceptibility to the volatile conditions that exist in the IT market, making the likelihood of InfoTech generating taxable income in future years uncertain. Accordingly, InfoTech's management has determined that it is appropriate to record an incremental valuation allowance of $1,550, the full amount of its net deferred tax assets as of September 30, 2004. Additionally, a portion of the Company's net operating loss carryforwards arose prior to the change of control during December 2000. As a result, these net operating loss carryforwards are subject to the annual limitations previously discussed. Therefore, management believes the Company is not likely to realize the tax benefits associated with the net operating loss carryforwards that arose prior to the change of control and, accordingly, the Company recorded a valuation allowance of $574, which did not change in 2003 and 2002.

8 – Stock-Based Compensation

Stock Option Plans

In February 1998, a stock option plan (the "1998 Plan") was approved by the stockholders. The 1998 Plan was amended in January 2000. Under the revised plan, 1,000 shares of common stock are reserved for issuance upon the exercise of options designated as either incentive stock options or non-qualified stock options. The 1998 Plan will terminate in February 2008. Options granted under the 1998 Plan will expire not more than ten years from the date of grant. At September 30, 2004, no options remain available for issuance under the 1998 Plan.

During 2000 and 1999, options for the purchase of 110 and 115 shares, respectively, were granted to investment bankers, directors and employees of the Company with immediate vesting under the 1998 Plan. All other options granted vest over a four-year period following the date of grant. All options under the 1998 Plan expire five years from the date of grant. The options granted in 1997 under a previous plan expired on September 1, 2001.

In March 2001, the stockholders approved the 2001 Flexible Stock Plan (the "2001 Plan"). Under the 2001 Plan, the number of shares which may be issued or sold, or for which options, Stock Appreciation Rights ("SARs") or Performance Shares may be granted to certain directors, officers and employees of the Company is 2,500 per year, plus an annual increase, effective as of the first day of each calendar year, commencing with 2002, equal to 25% of the number of outstanding shares as of the first day of such calendar year, but in no event more than 10,000 shares in the aggregate. A total of 6,172 and 4,948 shares were issuable under the 2001 Plan at October 1, 2004 and 2003, respectively. The options may not be until one year after the options have been granted, and are exercisable over a period of ten years.

On June 28, 2002, the Board of Directors approved a grant of 2,200 stock options at an exercise price of $.28 to the Officers and Directors of the C and to outside parties. The options are exercisable on June 28, 2003 and expire on June 28, 2010. Additionally the Board of Directors approved a gra stock options under the same terms to be used as employee incentives.

A summary of stock option activity related to the Company's stock option plans is as follows:

	2004		2003		2002	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	We A E
Outstanding on October 1	**4,070**	**$ .45**	4,970	$ .46	2,665	$
Granted	**200**	**.31**	—	—	2,575	
Exercised	**—**	**—**	—	—	—	
Forfeited	**(415)**	**(1.03)**	(900)	(.53)	(270)	
Outstanding on September 30	**3,855**	**.39**	4,070	.45	4,970	
Exercisable on September 30	**3,655**	**.39**	4,070	.45	3,039	

The following table summarizes information about the options outstanding at September 30, 2004:

	Outstanding Stock Options			Exercisable Stock Options	
Range Of Exercise Prices	Shares	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Shares	W E
$0.01 to $1.00	3,855	6.1	$.39	3,655	

The Company continues to measure compensation cost related to stock options issued to employees using the intrinsic value method of accounting prescribed by APB. 25. The Company has adopted the disclosure-only provisions of SFAS 123.

Employee Stock Purchase Plan

On December 17, 1998, the Company adopted the 1999 Employee Stock Purchase Plan (the "1999 Plan") whereby 200 shares of common stock were reserved for issuance to eligible employees. A participant may have up to 10% of their earnings withheld during a period of approximately six months commencing on the first trading day on or after April 1 and terminating on the last trading day ending the following September 30, or commencing on the first trading day on or after October 1 and terminating on the last trading day ending the following March 31. The purchase price shall be an amount equal to 85% of the fair market value of a share of common stock on the enrollment date, or on the exercise date, whichever is lower. There were no purchases under the 1999 Plan during 2004, 2003 and 2002.

9 - 401(k) Plan

The Company has a 401(k) Savings Plan (the "Plan") for the benefit of all eligible employees. An employee would become a participant after the completion of three months of service and the attainment of 20 years of age.

Participants may elect to contribute from their compensation any amount up to the maximum deferral allowed by the Internal Revenue Code. Employer contributions are a discretionary percentage match. The Company may make optional contributions for any Plan year at its discretion.

During 2004, 2003 and 2002, there were no Company contributions to the Plan.

Effective January 1, 2002, the InfoTech USA, Inc. employees ceased contributing to the Parent Company's 401(k) plan and became participants of the Plan.

e 10 - Concentration Of Credit Risk

Cash

The Company places most of its temporary cash investments with high quality financial institutions. Balances normally exceed the Federal Deposit Insurance Corporation limit. At September 30, 2004, amounts in excess of the Federally insured limit totaled approximately $195. The Company has not experienced any loss to date as a result of the practice.

Major Customers

Computer sales encompass markets wherein the demands of any one customer may vary greatly due to changes in technology. For 2004, the top three customers comprised 53% of sales. These customers comprised 58% accounts receivable at September 30, 2004. For 2003, the top three customers comprised 51% of sales. These customers comprised 60% of accounts receivable at September 30, 2003. For 2002, the top three customers comprised 39% of sales. These customers comprised 46% of accounts receivable at September 30, 2002. In addition, another customer comprised 11% of accounts receivable at September 30, 2002.

Note 11 - Commitments And Contingencies

Operating Leases And Consulting Contract

The Company has operating leases on real property and equipment expiring through the year 2005. In addition to fixed rentals, the real property le escalation clauses that require the Company to pay a percentage of common area maintenance, real estate taxes and insurance.

Rent expense and other charges totaled $240, $256 and $311 for 2004, 2003 and 2002, respectively.

The Company has entered into a consulting contract with the former majority stockholder of the Company. The agreement is for a period of five years December 2005.

The approximate minimum payments required under operating leases, that have initial or remaining terms in excess of one year, and the consulting c September 30, 2004 are:

Year Ending September 30,	Minimum Rental Payments	Co C
2005	$ 223	
2006	47	
2007	1	
Totals	$ 271	

Purchases

The Company purchases a majority of its products from a small number of suppliers. Approximately 78%, 73% and 87% of purchases were from the vendors for 2004, 2003 and 2002, respectively.

Legal Proceedings

On October 22, 2002, Anat Ebenstein, the Company's former President, Chief Executive Officer and director, filed a complaint against the Company, Digital and certain officers and directors in connection with the termination of her employment. The complaint filed in the Superior Court of New Mercer County, seeks compensatory and punitive damages arising from an alleged improper termination. The action is currently in the final stag negotiated settlement and is not expected to go to trial. However, the Company cannot provide any assurance that it will be successful in negotiating a fa settlement, and, if the case proceeds to trial, the Company cannot provide any assurance that it will be successful in defending against these alle Management believes that a portion of any ultimate damages may be covered under the Company's employment practices liability insurance. As of Se 30, 2004, the Company has accrued the full amount of the insurance deductible of $250. An unfavorable outcome in this action, however, may res material adverse effect on the Company's liquidity, financial position or results of operations. The estimate of potential impact of the legal proceedin change in the future.

12 - Related Party Transactions

The Parent Company incurs certain expenses on behalf of the Company. In 2004, 2003 and 2002, these costs included various business insurance coverages and miscellaneous business expenses. Additionally, in 2004 these costs included legal and accounting fees, and in 2003 and 2002, these costs included the salary, payroll taxes and benefits of personnel assigned to the Company. The Company incurred $347, $367 and $166 of these costs for the Parent Company for 2004, 2003 and 2002, respectively.

At September 30, 2004 and 2003, amounts due to the Parent Company were $95 and $105 respectively. These amounts arose out of inter-company expenses.

Prior to 2003, the Company incured certain expenses on behalf of the Parent Company, primarily related to services performed by Company officers related to the management of other companies owned by the Parent Company. The Company received $49 in 2002, in reimbursements from the Parent Company, primarily for salaries of certain officers. There were no reimbursements in 2004 or 2003 due to the restructuring of the Parent Company's operations.

Interest expense paid or accrued to the Parent Company amounted to $208 in 2002. There were no borrowings from the Parent Company in 2004 or 2003.

On June 27, 2003, the Company loaned $1,000 to the Parent Company. Under the terms of the loan, interest, which accrues at an annual rate of 16%, is due and payable on a monthly basis beginning July 31, 2003. The principal amount of the loan and any unpaid interest is due on or before June 30, 2005. As collateral for the loan, the Parent Company pledged 750,000 shares of the common stock of Digital Angel Corporation ("Digital Angel"), a majority-owned subsidiary of the Parent Company. As of September 30, 2004, the market value of the shares of stock of Digital Angel was approximately $2,228 based on the closing price of Digital Angel's common stock. Interest income paid or accrued on the loan to the Parent Company amounted to $160 and $40 in 2004 and 2003, respectively. There were no loans to the Parent in 2002.

During 2002, the Company had entered into a non-binding letter of intent to merge with VeriChip Corporation, a wholly-owned subsidiary of the Parent Company. The Company did not complete the merger. Charges of $274 for related expenses are included in other (income) expense in the accompanying 2002 consolidated statement of operations.

Note 13 - Summarized Quarterly Data (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	[illegible]
2004					
Total revenue	$ 3,727	$ 4,520	$ 4,877	$ 3,560	$ 16,
Gross profit	700	779	780	580	2,
Loss from operations	(201)	(15)	(43)	(926)[1]	(1,
Net income (loss)	(111)	5	(31)	(2,544)[1]	(2,
Basic net (loss) per common share	(0.02)	—	(0.01)	(0.52)	(0
Diluted net loss per common share	(0.02)	—	(0.01)	(0.52)	(0
2003					
Total revenue	$ 2,880	$ 2,534	$ 3,970	$ 4,224	$ 13,
Gross profit	644	487	556	767	2,
Loss from operations	(355)	(455)	(157)	(134)	(1,
Net loss	(219)	(289)	(98)	(38)	(
Basic net loss per common share	(0.04)	(0.06)	(0.02)	(0.01)	(0
Diluted net loss per common share	(0.04)	(0.06)	(0.02)	(0.01)	(0

[1] In the fourth quarter of 2004, the Company recorded impairment charges of $1,550 and $701 related to certain deferred tax assets and goodwill, respectively.

Income (loss) per share is calculated independently for each of the quarters presented. Therefore, the sum of the quarterly amounts of net income (common share will not necessarily equal the total for the year.

INFOTECH USA, INC. AND SUBSIDIARIES
SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS
(In Thousands)

-cted from Assets	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions		Balance at End of Period
:owance for Doubtful Accounts:					
Year ended September 30, 2002	$ 414	$ (125)	$ 81	(a)	$ 208
Year ended September 30, 2003	208	(66)	29	(a)	113
Year ended September 30, 2004	113	—	16	(a)	97
lowance for Sales Returns:					
Year ended September 30, 2002	—	—	—		—
Year ended September 30, 2003	—	—	—		—
Year ended September 30, 2004	—	—	—		—
lowance for Inventory Obsolescence:					
Year ended September 30, 2002	115	62	99		78
Year ended September 30, 2003	78	—	39		39
Year ended September 30, 2004	39	—	10		29
:ferred Tax Valuation Allowance:					
Year ended September 30, 2002	574	—	—		574
Year ended September 30, 2003	574	—	—		574
Year ended September 30, 2004	574	1,550	—		2,124

(a) Amounts written off, net of recoveries.

Report of Independent Registered Public Accounting Firm.

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Corporate and Stockholder Information

General Office
7 Kingbridge Road
Fairfield, New Jersey 07004
Telephone: 973-227-8772
Facsimile: 973-227-8955
Internet: www.infotechusa.com

Date and State of Incorporation
September 30, 1987 – Delaware

Fiscal Year End
September 30

Number of Record Stockholders
54 at January 19, 2005

Number of Employees
33 at January 19, 2005

Form 10-K Information and Investor Inquiries
Stockholders may obtain, without charge, a copy of our most recent Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, by directing inquiries to:

InfoTech USA, Inc.
Attn: J. Robert Patterson
7 Kingbridge Road
Fairfield, New Jersey 07004
Telephone: 973-227-8772
Facsimile: 973-227-8955

Notice of Annual Meeting
The 2005 Annual Meeting of Stockholders will be held at our corporate headquarters, 7 Kingbridge Road, Fairfield, New Jersey 07004 at 10:00 a.m., Eastern Time, on March 11, 2005. Proxy materials for the meeting are enclosed.

Transfer Agent and Registrar
American Stock Transfer & Trust Company

Address:

52 Maiden Lane, Plaza Level
New York, New York 10038

Stockholder Telephone Calls:

800-937-5449

Internet:

info@amstock.com

Independent Registered Public Accounting Firm
J. H. Cohn, LLP
Roseland, New Jersey

Legal Counsel
Bryan Cave LLP
St. Louis, Missouri

Exchange Information
Over-the-counter bulletin board
Ticker symbol – IFTH.OB